

BALTIC TRADING LIMITED

SETTING A COURSE FOR SUCCESS

TWO-THOUSAND-TEN ANNUAL REPORT



BALTIC TRADING LIMITED IS A DRYBULK COMPANY FOCUSED ON THE SPOT CHARTER MARKET. BALTIC TRADING TRANSPORTS IRON ORE, COAL, GRAIN, STEEL PRODUCTS AND OTHER DRYBULK CARGOES ALONG GLOBAL SHIPPING ROUTES. BALTIC TRADING'S FLEET CONSISTS OF TWO CAPESIZE, FOUR SUPRAMAX AND THREE HANDYSIZE VESSELS. THE AGGREGATE CARRYING CAPACITY OF OUR FLEET IS APPROXIMATELY 672,000 DWT.

WE ACHIEVED SOLID FINANCIAL RESULTS, HIGHLIGHTED BY NET INCOME OF $8.3 MILLION FOR THE TWELVE MONTHS ENDED DECEMBER 31, 2010 AND THE DECLARATION OF THREE CONSECUTIVE DIVIDENDS FOR THE ELIGIBLE POST-IPO QUARTERS OF 2010. OUR 2010 CUMULATIVE DIVIDEND OF $0.49 PER SHARE IS NOTABLE IN THAT WE OPERATED OUR FULL NINE-VESSEL FLEET ONLY FOR APPROXIMATELY ONE QUARTER.

Maintaining an efficient cost structure is another essential aspect of Baltic Trading's strategy. Two main factors unique to Baltic Trading help us control costs. First, we have signed a management agreement with Genco Shipping & Trading Limited and expect to benefit from Genco's status as one of the lowest cost operators in the industry. Second, our approach of maintaining low debt levels greatly reduces our cost structure, helping Baltic Trading achieve attractive break-even levels relative to its fleet size. Combined with our intense focus on balance sheet strength, this strategy supports the Company's ability to distribute a substantial portion of cash flows to shareholders over the long term.

Finally, aside from our deployment strategy, strong balance sheet and streamlined operations, our management team's experience and industry relationships represent a key distinction, which we believe bodes well for the Company to create long-term shareholder value.

KEY MILESTONES OF 2010

During 2010, we expanded our modern fleet, strengthened our balance sheet and took important steps to position the Company for future success.

We achieved solid financial results, highlighted by net income of $8.3 million for the twelve months ended December 31, 2010 and the declaration of three consecutive dividends for the eligible post-IPO quarters of 2010. Our 2010 cumulative dividend of $0.49 per share is notable in that we operated our full nine-vessel fleet only for approximately one quarter.



During 2010, we also made significant progress growing our fleet through attractively valued asset acquisitions. Building on the purchase of our six initial vessels, we acted decisively to capitalize on asset valuations near historical lows and acquired three additional vessels from companies within the Metrostar Group. With the addition of these Handysize vessels, we further enhanced our earnings power, and we grew our fleet by more than 18% on a tonnage basis.

PETER C. GEORGIOPOULOS
CHAIRMAN OF THE BOARD


SEC Mail Processing
RECEIVED
APR 01 2011
WASH, D.C.
Section
200

TO OUR VALUED SHAREHOLDERS,

In this first annual report since Baltic Trading's formation and subsequent IPO, I am pleased to report that 2010 was a momentous and successful year for the Company. We formulated and implemented a unique corporate strategy, enabling Baltic Trading to achieve key operational and financial milestones that set a course for the Company's long-term success.

A UNIQUE STRATEGY

We founded Baltic Trading with a clear vision in mind: to offer the financial community an opportunity to invest in a drybulk shipping company that focuses on the spot market, maintains a low cost structure and a strong balance sheet. We believe these characteristics distinguish Baltic Trading from its publicly traded peers and position the Company to grow earnings and cash flows and distribute sizeable dividends to shareholders over the long term.

At the core of Baltic Trading's strategy is its focus on deploying the Company's modern fleet of drybulk vessels in the spot market or on spot market-related time charters. Through this unique approach, the Company seeks to earn rates closely correlated with the various Baltic Dry Indices in order to best position Baltic Trading to benefit from the industry's favorable long-term fundamentals. In addition, by pursuing spot market-related time charters, our goal is to maximize utilization over time.

WE FOUNDED BALTIC TRADING WITH A CLEAR VISION IN MIND: TO OFFER THE FINANCIAL COMMUNITY AN OPPORTUNITY TO INVEST IN A DRYBULK SHIPPING COMPANY THAT FOCUSES ON THE SPOT MARKET, MAINTAINS A LOW COST STRUCTURE AND A STRONG BALANCE SHEET. WE BELIEVE THESE CHARACTERISTICS POSITION THE COMPANY TO GROW EARNINGS AND CASH FLOWS AND DISTRIBUTE SIZEABLE DIVIDENDS TO SHAREHOLDERS OVER THE LONG TERM.

Complementing our spot market focus is management's commitment to maintaining a strong balance sheet for the benefit of our shareholders. To meet this critical objective, we intend to fund future vessel acquisitions primarily with cash from operations and equity capital. Importantly, we also intend to use credit as bridge financing, which enables the Company to meet two important objectives. First, it allows the Company to capitalize on future growth opportunities quickly and decisively. Second, it provides a level of flexibility in determining the appropriate time to access the equity markets.





In forming and expanding our fleet, we remained committed to acquiring modern vessels that meet the highest operational and safety standards. We are proud to own and operate a modern fleet with an average age of one year, far below the world average of approximately 15 years. Baltic Trading's nine-vessel 672,000 dwt fleet consists of four 2009-built Supramax vessels, two 2009-built Handysize vessels, two 2010-built Capesize vessels and one 2010-built Handysize vessel.

Along with the expansion of our fleet in 2010, we made significant progress implementing the Company's fleet deployment strategy of operating our vessels on spot market-related time charters, which provide spot market-based revenues while maintaining the operational advantages and efficiency of time charters. In fact, we signed our entire fleet on spot market-related time charters with leading charterers such as Cargill International S.A., a well-established producer and marketer of food and agricultural products.

DURING 2010, WE ALSO MADE SIGNIFICANT PROGRESS GROWING OUR FLEET THROUGH ATTRACTIVELY VALUED ASSET ACQUISITIONS. BUILDING ON THE PURCHASE OF OUR SIX INITIAL VESSELS, WE ACTED DECISIVELY TO CAPITALIZE ON ASSET VALUATIONS NEAR HISTORICAL LOWS AND ACQUIRED THREE ADDITIONAL VESSELS FROM COMPANIES WITHIN THE METROSTAR GROUP. WITH THE ADDITION OF THESE HANDYSIZE VESSELS, WE FURTHER ENHANCED OUR EARNINGS POWER, AND WE GREW OUR FLEET BY MORE THAN 18% ON A TONNAGE BASIS.

We completed several transactions in 2010 that strengthened our balance sheet. After raising $210.4 million of net proceeds through our IPO in March 2010, we executed a $100 million revolving credit line with Nordea Bank Finland. Consistent with our strategy, we used the $100 million facility as bridge financing to fund the favorable three vessel Metrostar acquisition.

To further enhance our financial flexibility, we amended this credit facility in November 2010, securing more favorable terms and the continued support of world-class shipping banks during a time when the credit markets remained challenging. This success highlights Baltic Trading's strong prospects and management's impressive track record.

The amendment of the facility provided a number of benefits. It increased the commitment to $150 million, extended the term to six years from the remaining 3.5 years, reduced the applicable interest from 325 bps to 300 bps, and provided more favorable amortization and covenants. With these improved terms, the amended facility eliminated the



JOHN C. WOBENSMITH
PRESIDENT & CFO

OUR FLEET *(name, deadweight, year built)*

CAPESIZE			SUPRAMAX			HANDYSIZE		
Baltic Bear	177,717	2010	Baltic Leopard	53,447	2009	Baltic Wind	34,409	2009
Baltic Wolf	177,752	2010	Baltic Jaguar	53,474	2009	Baltic Cove	34,403	2010
			Baltic Panther	53,351	2009	Baltic Breeze	34,386	2010
			Baltic Cougar	53,432	2009			

near-term need to raise additional capital in the equity markets. In deciding when to access the equity markets in the future, we will assess among other factors the strength of the equity markets, Baltic Trading's share price and use of proceeds.

WE ARE CONFIDENT OF BALTIC TRADING'S LONG-TERM PERFORMANCE PROSPECTS, AND WE BELIEVE THAT THE COMPANY'S SUCCESS IN ITS FIRST YEAR OF OPERATIONS UNDERSCORES THE STRENGTHS OF ITS UNIQUE BUSINESS MODEL. WE PLAN TO CONTINUE TO ADVANCE OUR SPOT MARKET DEPLOYMENT STRATEGY, WHILE MAINTAINING A STRONG BALANCE SHEET AND LEAN COST STRUCTURE. AS WE BUILD ON BALTIC TRADING'S LEADERSHIP POSITION, WE WILL ACTIVELY SEEK OPPORTUNITIES TO GROW OUR FLEET IN ACCORDANCE WITH OUR STRICT RETURN CRITERIA.

IN CONCLUSION

We are confident of Baltic Trading's long-term performance prospects, and we believe that the Company's success in its first year of operations underscores the strengths of its unique business model.

We plan to continue to advance our spot market deployment strategy, while maintaining a strong balance sheet and lean cost structure. As we build on Baltic Trading's leadership position, we will actively seek opportunities to grow our fleet in accordance with our strict return criteria.

We would like to thank our team for its hard work and impressive achievements. They made 2010 a successful inaugural year for Baltic Trading. We would also like to thank our shareholders, customers and others for their support.



2010 FINANCIAL & CORPORATE INFORMATION

Selected Consolidated Financial and Other Data	8
Management's Discussion and Analysis of Financial Condition and Results of Operations	10
Quantitative and Qualitative Disclosures About Market Risk	19
Consolidated Balance Sheets	20
Consolidated Statements of Operations	21
Consolidated Statements of Shareholders' Equity (Deficit)	22
Consolidated Statements of Cash Flows	23
Notes to Consolidated Financial Statements	24
Management Report on Internal Control over Financial Reporting	33
Report of Independent Registered Public Accounting Firm	34
Market for Registrant's Common Equity, Related Stockholder Matters and Purchases of Equity Securities	35
Performance Graph	36

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

	For the Years Ended December 31,	
	2010	2009[1]
Income Statement Data:		
Revenues	$ 32,558,648	$ —
Operating Expenses:		
Voyage expenses	589,126	—
Vessel operating expenses	8,198,378	—
General, administrative and management fees	6,272,635	15,820
Depreciation	7,358,789	—
Other operating income	(206,000)	—
Total operating expenses	22,212,928	15,820
Operating income (loss)	10,345,720	(15,820)
Other (expense) income	(1,945,545)	—
Income (loss) before income taxes	8,400,175	(15,820)
Income tax expense	(77,740)	—
Net income (loss)	$ 8,322,435	$ (15,820)
Net income per share of common and Class B stock:		
Net income per share—Basic	$ 0.46	$ —
Net income per share—Diluted	$ 0.46	$ —
Net loss per share of Capital Stock—Basic and Diluted	$ —	$ (158.20)
Dividends declared and paid per share	$ 0.32	$ —
Balance Sheet Data:		
Cash and cash equivalents	$ 5,796,862	$ 1
Total assets	396,153,718	834,110
Total debt	101,250,000	—
Total shareholders' equity	289,435,160	(15,819)
Other Data:		
Net cash provided by operating activities	$ 18,999,340	$ —
Net cash used in investing activities	(389,801,596)	—
Net cash provided by financing activities	376,599,117	1
EBITDA[2]	$ 17,677,256	$ (15,820)

(1) Represents the period from our date of inception, October 6, 2009, through December 31, 2009.

(2) EBITDA represents net income plus net interest expense, taxes and depreciation and amortization. EBITDA is included because it is used by management and certain investors as a measure of operating performance. EBITDA is used by analysts in the shipping industry as a common performance measure to compare results across peers. Our management uses EBITDA as a performance measure in our consolidated internal financial statements, and it is presented for review at our board meetings. The Company believes that EBITDA is useful to investors as the shipping industry is capital intensive which often results in significant depreciation and cost of financing. EBITDA presents investors with a measure in addition to net income to evaluate the Company's performance prior to these costs. EBITDA is not an item recognized by U.S. GAAP and should not be considered as an alternative to net income, operating income or any other indicator of a company's operating performance required by U.S. GAAP. EBITDA is not a measure of liquidity or cash flows as shown in our consolidated statement of cash flows. The definition of EBITDA used here may not be comparable to that used by other companies. The following table demonstrates our calculation of EBITDA and provides a reconciliation of EBITDA to net income for each of the periods presented above:

	For the Years Ended December 31,	
	2010	2009
Net income (loss)	$ 8,322,435	$ (15,820)
Net interest expense	1,918,292	—
Income tax expense	77,740	—
Depreciation	7,358,789	—
EBITDA	$17,677,256	$ (15,820)

General

We are a New York City-based company incorporated in October 2009 in the Marshall Islands to conduct a shipping business focused on the drybulk industry spot market. We were formed by Genco, an international drybulk shipping company that also serves as our Manager. Our fleet currently consists of two Capesize vessels, four Supramax vessels and three Handysize vessels with an aggregate carrying capacity of approximately 672,000 dwt. Our fleet contains three groups of sister ships, which are vessels of virtually identical sizes and specifications. We believe that maintaining a fleet that includes sister ships reduces costs by creating economies of scale in the maintenance, supply and crewing of our vessels.

We intend to leverage the expertise and reputation of Genco to pursue growth opportunities in the drybulk shipping spot market. To pursue these opportunities, we have been acquiring and operating a fleet of drybulk ships that will transport iron ore, coal, grain, steel products and other drybulk cargoes along worldwide shipping routes. We plan to operate all of our vessels in the spot market, on spot market-related time charters, or in vessel pools trading in the spot market. We expect to finance our fleet primarily with equity capital and have entered into the 2010 Credit Facility for bridge financing for acquisitions. We aim to grow our fleet through timely and selective acquisitions of vessels in a manner that is accretive to our earnings and cash flow. We intend to distribute to our shareholders on a quarterly basis all of our net income less cash expenditures for capital items related to our fleet, other than vessel acquisitions and related expenses, plus non-cash compensation, during the previous quarter, subject to any additional reserves our Board of Directors may from time to time determine are required for the prudent conduct of our business, as further described below under "Dividend Policy."

For the first quarter of 2011 thus far, we have experienced a soft rate environment in the drybulk spot market. As our dividend formula depends on our net income, we anticipate that any dividend we may pay for the first quarter of 2011 would be at a lower rate than in previous quarters.

Refer to page 24 for a table of all vessels that have been delivered to us.

Our operations are managed, under the supervision of our Board of Directors, by Genco as our Manager. We entered into a long-term management agreement pursuant to which our Manager and its affiliates apply their expertise and experience in the drybulk industry to provide us with commercial, technical, administrative and strategic services. The Management Agreement is for an initial term of approximately 15 years and will automatically renew for additional five-year periods unless terminated in accordance with its terms. We pay our Manager fees for the services it provides us as well as reimburse our Manager for its costs and expenses incurred in providing certain of these services.

Factors Affecting Our Results of Operations

We believe that the following table reflects important measures for analyzing trends in our results of operations. The table reflects our ownership days, available days, operating days, fleet utilization, TCE rates and daily vessel operating expenses for the year ended December 31, 2010.

	For the Year Ended December 31, 2010
Fleet Data:	
Ownership days[1]	
Capesize	310.3
Supramax	963.2
Handysize	361.1
Total	1,634.6
Available days[2]	
Capesize	308.4
Supramax	955.9
Handysize	359.2
Total	1,623.5
Operating days[3]	
Capesize	306.8
Supramax	939.1
Handysize	356.2
Total	1,602.1
Fleet utilization[4]	
Capesize	99.5%
Supramax	98.2%
Handysize	99.2%
Fleet average	98.7%

(U.S. dollars)	For the Year Ended December 31, 2010
Average Daily Results:	
Time Charter Equivalent[5]	
Capesize	$30,860
Supramax	17,921
Handysize	14,819
Fleet average	$19,692
Daily vessel operating expenses[6]	
Capesize	$ 5,081
Supramax	5,297
Handysize	4,208
Fleet average	$ 5,016

Definitions

In order to understand our discussion of our results of operations, it is important to understand the meaning of the following terms used in our analysis and the factors that influence our results of operations.

(1) Ownership days. *We define ownership days as the aggregate number of days in a period during which each vessel in our fleet has been owned by us. Ownership days are an indicator of the size of our fleet over a period and affect both the amount of revenues and the amount of expenses that we record during a period.*

(2) Available days. *We define available days as the number of our ownership days less the aggregate number of days that our vessels are off-hire due to scheduled repairs or repairs under guarantee, vessel upgrades or special surveys and the aggregate amount of time that we spend positioning our vessels. Companies in the shipping industry generally use available days to measure the number of days in a period during which vessels should be capable of generating revenues.*

(3) Operating days. *We define operating days as the number of our available days in a period less the aggregate number of days that our vessels are off-hire due to unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a period during which vessels actually generate revenues.*

(4) Fleet utilization. *We calculate fleet utilization by dividing the number of our operating days during a period by the number of our available days during the period. The shipping industry uses fleet utilization to measure a company's efficiency in finding suitable employment for its vessels and minimizing the number of days that its vessels are off-hire for reasons other than scheduled repairs or repairs under guarantee, vessel upgrades, special surveys or vessel positioning.*

(5) TCE rates. *We define TCE rates as net voyage revenue (voyage revenues less voyage expenses) divided by the number of our available days during the period, which is consistent with industry standards. TCE rate is a common shipping industry performance measure used primarily to compare daily earnings generated by vessels on time charters with daily earnings generated by vessels on voyage charters, because charterhire rates for vessels on voyage charters are generally not expressed in per-day amounts while charterhire rates for vessels on time charters generally are expressed in such amounts.*

	For the Year Ended December 31, 2010
Voyage revenues	$32,558,648
Voyage expenses	589,126
	$31,969,522
Total available days	1,623.5
Total TCE rate	$ 19,692

(6) Daily vessel operating expenses. We define daily vessel operating expenses as vessel operating expenses divided by ownership days for the period. Vessel operating expenses include crew wages and related costs, the cost of insurance, expenses relating to repairs and maintenance (excluding drydocking), the costs of spares and consumable stores, tonnage taxes and other miscellaneous expenses.

Operating Data

The following discusses our financial results for the year ended December 31, 2010:

(U.S. dollars)	For the Year Ended December 31, 2010
Revenues	$32,558,648
Operating Expenses:	
Voyage expenses	589,126
Vessel operating expenses	8,198,378
General, administrative and management fees	6,272,635
Depreciation	7,358,789
Other operating income	(206,000)
Total operating expenses	22,212,928
Operating income	10,345,720
Other expense	(1,945,545)
Income before income taxes	8,400,175
Income tax expense	(77,740)
Net income	$ 8,322,435
Net income per share of common and Class B stock:	
Net income per share—Basic	$ 0.46
Net income per share—Diluted	$ 0.46
Dividends declared per share of common and Class B stock	$ 0.32
EBITDA[1]	$17,677,256

(1) EBITDA represents net income plus net interest expense, taxes and depreciation and amortization. Refer to page 9 where the use of EBITDA is discussed and for a table demonstrating our calculation of EBITDA that provides a reconciliation of EBITDA to net income for the period presented above.

Results of Operations

We began earning revenues during the three months ended June 30, 2010, since our first vessel was delivered in the second quarter of 2010. Beginning with the second quarter of 2010, our revenues following the delivery of our first vessel have consisted primarily of charterhire. Our ongoing cash expenses consist of fees and reimbursements under our Management Agreement and other expenses directly related to the operation of our vessels and certain administrative expenses. We do not expect to have any income tax liabilities in the Marshall Islands but may be subject to tax in the United States on revenues derived from voyages that either begin or end in the United States. We have accrued for estimated taxes from these voyages at December 31, 2010.

We expect that our financial results will be largely driven by the following factors:

- the number of vessels in our fleet and their charter rates;
- the number of days that our vessels are utilized and not subject to drydocking, special surveys or otherwise off-hire; and
- our ability to control our fixed and variable expenses, including our ship management fees, our operating costs and our general, administrative and other expenses, including insurance. Operating costs may vary from month to month depending on a number of factors, including the timing of purchases of lube oil, crew changes and delivery of spare parts.

The following table reflects the current employment of our current fleet as of March 9, 2011:

Vessel	Year Built	Charterer	Charter Expiration[1]	Employment Structure
Capesize Vessels				
Baltic Bear	2010	Cargill International S.A.	April 2011	100% of BCI[2]
Baltic Wolf	2010	Cargill International S.A.	September 2011	100% of BCI[2]
Supramax Vessels				
Baltic Leopard	2009	Oldendorff GMBH and Co. KG. Lubeck	March 2011	95% of BSI[3]
Baltic Panther	2009	Oldendorff GMBH and Co. KG. Lubeck	April 2011	95% of BSI[3]
Baltic Jaguar	2009	Clipper Bulk Shipping N.V., Curacao	April 2011	95% of BSI[3]
Baltic Cougar	2009	AMN Bulkcarriers Inc.	June 2011	96% of BSI[4]
Handysize Vessels				
Baltic Wind	2009	Cargill International S.A.	May 2013	115% of BHSI[5]
Baltic Cove	2010	Cargill International S.A.	February 2014	115% of BHSI[5]
Baltic Breeze	2010	Cargill International S.A.	August 2014	115% of BHSI[5]

(1) The charter expiration dates presented represent the earliest dates that our charters may be terminated in the ordinary course. Under the terms of each contract, the charterer is entitled to extend the time charters from two to four months in order to complete the vessel's final voyage plus any time the vessel has been off-hire.

(2) Under the terms of the agreements, the rate for the spot market-related time charter is based on the average of the daily rates of the Baltic Capesize Index (BCI), as reflected in daily reports. Hire is paid every 15 days in arrears net of a 5% brokerage commission, which includes the 1.25% commission payable to Genco. Baltic Trading is not responsible for voyage expenses, including fuel.

(3) The rate for the spot market-related time charter is based on 95% of the average of the daily rates of the Baltic Supramax Index (BSI), as reflected in daily reports. Hire is paid every 15 days in arrears net of a 5% brokerage commission, which includes the 1.25% commission payable to Genco. Baltic Trading is not responsible for voyage expenses, including fuel.

(4) We have reached an agreement to enter the vessel in a spot market-related time charter based on 96% of the average of the daily rates of the Baltic Supramax Index (BSI), as reflected in daily reports. Hire is paid every 15 days in arrears net of a 5% brokerage commission, which includes the 1.25% commission payable to Genco. Baltic Trading is not responsible for voyage expenses, including fuel.

(5) The rate for each of the spot market-related time charters is based on 115% of the average of the daily rates of the Baltic Handysize Index (BHSI), as reflected in daily reports. Hire is paid every 15 days in advance net of a 6.25% brokerage commission, which includes the 1.25% commission payable to Genco. Baltic Trading is not responsible for voyage expenses, including fuel.

Year ended December 31, 2010

Lack of Historical Operating Data for Vessels before Their Acquisition

Consistent with shipping industry practice, we have not been able to obtain the historical operating data for the four Supramax vessels and two Handysize vessels we have purchased from the sellers, in part because that information is not material to our decision to acquire such vessels. These six vessels have been sold under a standardized agreement, which, among other things, provides us with the right to inspect the vessel and the vessel's classification society records. The standard agreement does not give us the right to inspect, or receive copies of, the historical operating data of the vessel. Accordingly, such information was not available to us. Prior to the delivery of a purchased vessel, the seller typically removes from the vessel all records, including past financial records and accounts related to the vessel. In addition, the technical management agreement between the seller's technical manager and the seller is automatically terminated and the vessel's trading certificates are revoked by its flag state following a change in ownership. Two of the Capesize and one of the Handysize vessels that we have purchased are newbuildings and therefore have no historical operating data.

In addition, and consistent with shipping industry practice, we treat the acquisition of vessels from unaffiliated third parties as the acquisition of an asset rather than a business. The three Handysize vessels that we have purchased from companies within the Metrostar Management Corporation group of companies ("Metrostar") are secured on spot market-related time charters with Cargill International S.A. at a rate based on 115% of the average of the daily rates of the Baltic Handysize Index ("BHSI"), an index published by The Baltic Dry Index. Consistent with shipping industry practice, as we took delivery of these vessels with the associated time charter agreements, the deliveries were subject to the charterer's consent and we were required to enter into a separate direct agreement with the charterer to assume the time charter. The purchase of a vessel itself does not generally transfer the charter, because it is a separate service agreement between the vessel owner and the charterer.

Voyage Revenues

Voyage revenues are driven primarily by the number of vessels that we have in our fleet, the number of calendar days during which our vessels will generate revenues and the amount of daily charter hire that our vessels earn under charters. These, in turn, are affected by a number of factors, including our decisions relating to vessel acquisitions and disposals, the amount of time that we spend positioning our vessels, the amount of time that our vessels spend in drydock undergoing repairs, maintenance and upgrade work, the age, condition and specifications of our vessels, levels of supply and demand in the drybulk carrier market and other factors affecting spot market charter rates for our vessels.

Vessels operating in the spot charter market generate revenues that are less predictable than those operating on time charters but may enable us to capture increased profit margins during periods of improvements in charter rates. Conversely, by operating in the spot charter market, we are exposed to the risk of declining charter rates, which may have a materially adverse impact on our financial performance.

For the year ended December 31, 2010 voyage revenues were $32,558,648. These voyage revenues consisted primarily of revenue earned on spot market-related time charters. For the year ended December 31, 2010, we had ownership days of 1,634.6 and fleet utilization was 98.7%.

During 2010, the Baltic Dry Index (a drybulk index) went from a high on May 26, 2010 of 4,209 and fell to a low of 1,700 on July 15, 2010. At December 31, 2010, the index was 1,773. The index subsequently decreased to low of 1,043 on February 4, 2011 and as of March 8, 2011 was trading at 1,424. Seasonal factors contributing to the most recent downturn in rates include severe floods and other weather related issues in Australia making it hard for coal and iron ore miners to export cargo to Asia, order timing issues for iron ore cargoes related to the celebration of the Chinese New Year and increased deliveries of newbuilding Capesize vessels during a time of seasonally reduced demand.

Please see page 12 for table that sets forth information about the current employment of the vessels currently in our fleet as of March 9, 2011.

Voyage Expenses

To the extent we operate our vessels on voyage charters in the spot market, we will be responsible for all voyage expenses. Voyage expenses are all expenses unique to a particular voyage, including any bunker fuel expenses, port fees, cargo loading and unloading expenses, canal tolls, agency fees and commissions. We expect that our voyage expenses will vary depending on the number of vessels in our fleet and the extent to which we enter into voyage charters in the spot market as opposed to spot market-related time charters, trip charters or vessel pools, in which we would not be responsible for voyage expenses.

Voyage expenses for the year ended December 31, 2010 were $589,126 and consisted primarily of commercial service fees due to Genco pursuant to the Management Agreement. The commercial service fee represents 1.25% of gross charter revenue earned by each of the Company's vessels.

Time Charter Equivalent (TCE)

A standard maritime industry performance measure is the daily time charter equivalent, or daily TCE. Daily TCE revenues are voyage revenues minus voyage expenses divided by the number of available days during the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by a charterer under a time charter, as well as commissions. We believe that the daily TCE neutralizes the variability created by unique costs associated with particular voyages or the employment of vessels on time charter or on the spot market and presents a more accurate representation of the revenues generated by our vessels.

The average daily TCE rate of our fleet for the year ended December 31, 2010 was $19,692 per day.

Vessel Operating Expenses

Our vessel operating expenses include crew wages and related costs, the cost of insurance, expenses relating to repairs and maintenance (excluding drydocking), the costs of spares and consumable stores, tonnage taxes and other miscellaneous expenses. We anticipate that our vessel operating expenses, which generally represent fixed costs, will increase as we add vessels to our fleet. Other factors beyond our control, some of which may affect the shipping industry in general, including, for instance, developments relating to market prices for insurance and crew wages, may also cause these expenses to increase.

Vessel operating expenses for the year ended December 31, 2010 were $8,198,378. Daily vessel operating expenses were $5,016 for the year ended December 31, 2010. We believe daily vessel operating expenses are best measured for comparative purposes over a 12 month period in order to take into account all of the expenses that each vessel in our fleet will incur over a full year of operation. For the second quarter of 2010, we budgeted daily vessel operating expenses at a weighted average rate of $5,350 per vessel per day. For the second half of 2010 we budgeted daily vessel operating expenses at $5,100 per vessel per day. Our actual daily vessel operating expenses per vessel for the year ended December 31, 2010 were $167 below the weighted average budgeted rate for the second, third and fourth quarter of 2010 of approximately $5,183.

Our vessel operating expenses, which generally represent fixed costs, will increase as a result of the expansion of our fleet. Other factors beyond our control, some of which may affect the shipping industry in general, including, for instance, developments relating to market prices for crewing, lubes, and insurance, may also cause these expenses to increase.

Based on our management's estimates and budgets provided by our technical manager, we expect our vessels to have daily vessel operating expenses during 2011 of:

Vessel Type	Average Daily Budgeted Amount
Capesize	$5,900
Supramax	5,500
Handysize	4,400

Based on these average daily budgeted amounts by vessel type, we expect our fleet to have average daily vessel operating expenses of $5,200 during 2011.

Depreciation

For the year ended December 31, 2010, depreciation was $7,358,789. This was primarily due to the depreciation associated with our vessels.

General, Administrative and Management Fees

For the year ended December 31, 2010, general, administrative and management fees were $6,272,635 as compared to $15,820 during the year ended December 31, 2009. During 2010, these expenses consisted primarily of non-cash compensation, insurance, legal fees, auditing fees, directors' fees and technical service fees payable to Genco pursuant to our Management Agreement. With respect to the restricted shares issued as incentive compensation to our Chairman, our President and Chief Financial Officer and our directors under our 2010 Equity Incentive Plan, refer to Note 14—Nonvested Stock Awards in our consolidated financial statements. During 2009, these expenses consisted of costs related to our formation and inspections for the potential purchase of vessels.

Other Operating Income

For the year ended December 31, 2010, other operating income was $206,000. The $206,000 represents the payment received from the seller of the Baltic Cougar as a result of the late delivery of the vessel.

Net Interest Expense

For the year ended December 31, 2010, net interest expense was $1,918,292. Net interest expense consisted primarily of interest expense and unused commitment fees pursuant to our 2010 Credit Facility. Interest income as well as amortization of deferred financing costs related to the 2010 Credit Facility are also included in net interest expense. As a result of the amendment to the 2010 Credit Facility, which was effective November 30, 2010, the total applicable margin over LIBOR decreased from 3.25% to 3.00%.

Liquidity and Capital Resources

Our primary initial sources of capital were the capital contribution made by Genco, through Genco Investments LLC, of $75 million for 5,699,088 shares of our Class B stock and the net proceeds from the IPO, which was approximately $210.4 million as described hereunder. We will require capital to fund ongoing operations, acquisitions and potential debt service, for which we expect the main sources to be cash flow from operations and equity offerings. We plan to finance potential future expansions of our fleet primarily through use of our 2010 Credit Facility as a bridge to equity financing, which we expect will mainly consist of issuances of additional shares of our common stock, and internally generated cash flow. We anticipate that internally generated cash flow in addition to our 2010 Credit Facility and offering proceeds will be sufficient to fund the operations of our fleet, including our working capital and capital expenditure requirements.

On April 16, 2010, we entered into a $100 million senior secured revolving credit facility with Nordea Bank Finland Plc, acting through its New York branch, for a $100 million senior secured revolving credit facility, which was amended in November 2010, as described below. See Note 7—Debt in our consolidated financial statements, for a full description of our 2010 Credit Facility. A commitment fee of 1.25% per annum is payable on the unused daily portion of the 2010 Credit Facility which began accruing on March 18, 2010 under the terms of the commitment letter entered into on February 25, 2010. In connection with the commitment letter, we paid an upfront fee of $312,500. Additionally upon executing the 2010 Credit Facility, we paid the remaining upfront fee of $937,500, for total upfront fees of $1,250,000.

Effective November 30, 2010, we entered into an amendment to the 2010 Credit Facility with Nordea Bank Finland Plc, acting through its New York branch, and Skandinaviska Enskilda Banken AB. Under the terms of the amended 2010 Credit Facility, the commitment amount increased to $150,000,000 from $100,000,000 and the amounts borrowed bear interest at LIBOR plus a margin of 3.00% as compared to 3.25% previously. The term of the 2010 Credit Facility has been extended to six years from the previous term of four years and the repayment structure has been modified to provide for 11 semi-annual commitment reductions of $5,000,000 each with a balloon payment at the end of the facility. The amended 2010 Credit Facility will expire on November 30, 2016. In connection with the amendment to the 2010 Credit Facility, we paid an upfront fee of $1,350,000.

Borrowings of up to $25 million under the 2010 Credit Facility are available for working capital purposes. At December 31, 2010, we have borrowed $1,500,000 of the total $25 million available for working capital. As noted above, the repayment structure under the amended 2010 Credit Facility has been modified to provide for 11 semi-annual commitment reductions of $5,000,000 beginning on May 31, 2011 with a balloon payment at the end of the facility on November 30, 2016. We do not anticipate that borrowings under the 2010 Credit Facility will be used to satisfy our long-term capital needs. As of December 31, 2010, total borrowings, including those for working capital purposes, under the 2010 Credit Facility were $101,250,000.

The 2010 Credit Facility requires us to comply with a number of covenants, including financial covenants related to liquidity, consolidated net worth, and collateral maintenance; delivery of quarterly and annual financial statements and annual projections; maintaining adequate insurances; compliance with laws (including environmental); compliance with ERISA; maintenance of flag and class of the initial vessels; restrictions on consolidations, mergers or sales of assets; restrictions on changes in the Manager of our initial vessels (or acceptable replacement vessels); limitations on changes to our Management Agreement with Genco; limitations on liens; limitations on additional indebtedness; restrictions on paying dividends; restrictions on transactions with affiliates; and other customary covenants.

Our business is capital intensive, and our future success will depend on our ability to maintain a high-quality fleet through the acquisition of newer drybulk vessels and the selective sale of older drybulk vessels. These acquisitions will be principally subject to management's expectation of future market conditions as well as our ability to acquire drybulk vessels on favorable terms.

Our dividend policy will also impact our future liquidity position. We currently intend to pay a variable quarterly dividend equal to our Cash Available for Distribution from the previous quarter (refer to "Dividend Policy" below), subject to any reserves the Board of Directors may from time to time determine are required. These reserves may cover, among other things, drydocking, repairs, claims, liabilities and other obligations, debt amortization, acquisitions of additional assets and working capital.

Dividend Policy

We have adopted a dividend policy to pay a variable quarterly dividend equal to our Cash Available for Distribution during the previous quarter, subject to any reserves our Board of Directors may from time to time determine are required. Dividends will be paid equally on a per-share basis between our common stock and our Class B stock. Cash Available for Distribution represents our net income less cash expenditures for capital items related to our fleet, such as drydocking or special surveys, other than vessel acquisitions and related expenses, plus non-cash compensation. For purposes of calculating Cash Available for Distribution, we may disregard non-cash adjustments to our net income, such as those that would result from acquiring a vessel subject to a charter that was above or below market rates. We intend to pay dividends on a quarterly basis.

The following table illustrates the calculation of Cash Available for Distribution (non-cash adjustments we may disregard are not included):

Net Income
Less Fleet Related Capital Maintenance Expenditures
Plus Non-Cash Compensation
Cash Available for Distribution

The following table summarizes the dividends declared based on the results of each fiscal quarter:

	Dividend Per Share	Declaration Date
Fiscal Year Ended December 31, 2010		
4th Quarter	$0.17	02/17/2011
3rd Quarter	$0.16	10/26/2010
2nd Quarter	$0.16	7/30/2010
1st Quarter	$ —	N/A

The aggregate amount of the dividend paid in 2010 was $7,192,829, which we funded from cash on hand.

Our Board of Directors declared a dividend for the fourth quarter of 2010 of $0.17 per share payable on or about March 14, 2011 to all shareholders of record as of March 7, 2011. Our dividend policy is to pay a variable quarterly dividend equal to our Cash Available for Distribution, during the previous quarter, subject to any reserves our board of directors may from time to time determine are required. The dividend for the fourth quarter of 2010 reflects application of such a reserve by our board. Dividends will be paid equally on a per-share basis between our common stock and our Class B stock. Cash Available for Distribution represents our net income less cash expenditures for capital items related to our fleet, such as drydocking or special surveys, other than vessel acquisitions and related expenses, plus non-cash compensation. For purposes of calculating Cash Available for Distribution, we may disregard non-cash adjustments to our net income, such as those that would result from acquiring a vessel subject to a charter that was above or below market rates. We intend to pay dividends on a quarterly basis.

We believe that, under current law, our dividend payments from earnings and profits will constitute "qualified dividend income" and, as such, will generally be subject to a 15% U.S. federal income tax rate with respect to non-corporate U.S. shareholders that meet certain holding period and other requirements (through 2010). Distributions in excess of our earnings and profits will be treated first as a non-taxable return of capital to the extent of a U.S. shareholder's tax basis in its common stock on a dollar-for-dollar basis and, thereafter, as capital gain.

Limitations on Dividends and Our Ability to Change Our Dividend Policy

There is no guarantee that our shareholders will receive quarterly dividends from us. Our dividend policy may be changed at any time by our Board of Directors and is subject to certain restrictions, including:

- Our shareholders have no contractual or other legal right to receive dividends.
- Our Board of Directors has authority to establish reserves for the prudent conduct of our business, after giving effect to contingent liabilities, the terms of any credit facilities we may enter into, our other cash needs and the requirements of Marshall Islands law. The establishment of these reserves could result in a reduction in dividends to you. We do not anticipate the need for reserves at this time.

- Our Board of Directors may modify or terminate our dividend policy at any time. Even if our dividend policy is not modified or revoked, the amount of dividends we pay under our dividend policy and the decision to pay any dividend is determined by our Board of Directors.
- Marshall Islands law generally prohibits the payment of a dividend when a company is insolvent or would be rendered insolvent by the payment of such a dividend or when the declaration or payment would be contrary to any restriction contained in the company's articles of incorporation. Dividends may be declared and paid out of surplus only, but if there is no surplus, dividends may be declared or paid out of the net profits for the fiscal year in which the dividend is declared and for the preceding fiscal year.
- We may lack sufficient cash to pay dividends due to decreases in net voyage revenues or increases in operating expenses, principal and interest payments on outstanding debt, tax expenses, working capital requirements, capital expenditures or other anticipated or unanticipated cash needs.
- Our dividend policy may be affected by restrictions on distributions under any credit facilities we may enter into, which contain material financial tests and covenants that must be satisfied. If we are unable to satisfy these restrictions included in the credit facilities or if we are otherwise in default under the facilities, we would be prohibited from making cash distributions to you, notwithstanding our stated cash dividend policy.
- While we intend that future acquisitions to expand our fleet will enhance our ability to pay dividends over time, acquisitions could limit our Cash Available for Distribution.

Our ability to make distributions to our shareholders will depend upon the performance of our current and future wholly owned subsidiaries through which we own and operate vessels, which are our principal cash-generating assets, and their ability to distribute funds to us. The ability of our ship-owning or other subsidiaries to make distributions to us may be restricted by, among other things, the provisions of future indebtedness, applicable corporate or limited liability company laws and other laws and regulations.

We have a limited operating history upon which to rely as to whether we will have sufficient cash available to pay dividends on our common stock. In addition, the drybulk vessel spot charter market is highly volatile, and we cannot accurately predict the amount of cash distributions, if any, that we may make in any period. Factors beyond our control may affect the charter market for our vessels, our charterers' ability to satisfy their contractual obligations to us, and our voyage and operating expenses.

Cash Flow

Net cash provided by operating activities for the twelve months ended December 31, 2010 was $19.0 million. Net cash provided by operating activities for the twelve months ended December 31, 2010 was primarily a result of recorded net income of $8.3 million, plus non-cash operating charges related to depreciation and amortization of $7.4 million related to the operation of our fleet in addition to $2.9 million of amortization of non-vested stock compensation expense.

Net cash used in investing activities was $389.8 million for the twelve months ended December 31, 2010 and was related to the purchase of the nine vessels in our fleet.

Net cash provided by financing activities for the twelve months ended December 31, 2010 was $376.6 million and mainly consisted of $214.5 million of gross proceeds from our initial public offering, Genco's capital contribution in the amount of $75.0 million and $101.3 million of proceeds from the 2010 Credit Facility to finance the deposits and final payments for the Metrostar vessels offset by $7.2 million in cash dividends paid, $4.1 million in common stock issuance costs and $2.9 million in payment of deferred financing costs.

Contractual Obligations

The following table sets forth our contractual obligations and their maturity dates as of December 31, 2010. The interest and borrowing fees in the table incorporate the unused fees and interest expense related to the amended 2010 Credit Facility, as well as other fees associated with the amended 2010 Credit Facility.

(U.S. dollars)	Total	Within One Year	One to Three Years	Three to Five Years	More Than Five Years
2010 Credit Agreement	$101,250,000	$ —	$ —	$ 1,250,000	$100,000,000
Interest and borrowing fees	22,092,470	4,019,633	7,761,018	7,241,077	3,070,742
Total	$123,342,470	$ 4,019,633	$ 7,761,018	$ 8,491,077	$103,070,742

Interest expense has been estimated using 0.3125% plus the applicable margin for the amended 2010 Credit Facility of 3.00%.

Capital Expenditures
We make capital expenditures from time to time in connection with our vessel acquisitions. Our fleet currently consists of two Capesize drybulk carriers, four Supramax drybulk carriers and three Handysize drybulk carriers.

In addition to acquisitions that we may undertake in future periods, we will incur additional capital expenditures due to special surveys and drydockings. We estimate our drydocking costs and scheduled off-hire days for our fleet through 2012 to be:

(U.S. dollars in millions)	Estimated Drydocking Cost	Estimated Off-Hire Days
Year		
2011	$—	—
2012	$1.5	45

The costs reflected are estimates based on drydocking our vessels in China. We estimate that each drydock will result in 15 days of off-hire. Actual costs will vary based on various factors, including where the drydockings are actually performed. We expect to fund these costs with cash from operations.

We did not incur any drydocking costs during the year ended 2010.

We estimate that none of our vessels will be drydocked during 2011 and three vessels will be drydocked during 2012.

Off-Balance Sheet Arrangements
Except as disclosed in our consolidated financial statements, we do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Inflation
Inflation has only a moderate effect on our expenses given current economic conditions. In the event that significant global inflationary pressures appear, these pressures would increase our operating, voyage, general and administrative, and financing costs.

Critical Accounting Policies

The discussion and analysis of our financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with U.S. GAAP. The preparation of those financial statements requires us to make estimates and judgments that affect the reported amounts of assets and liabilities, revenues and expenses and related disclosure of contingent assets and liabilities at the date of our financial statements. Actual results may differ from these estimates under different assumptions and conditions.

Critical accounting policies are those that reflect significant judgments of uncertainties and potentially result in materially different results under different assumptions and conditions. We have described below what we believe are our most critical accounting policies, because they generally involve a comparatively higher degree of judgment in their application. For an additional description of our significant accounting policies, see Note 2 to our consolidated financial statements.

Time Charters Acquired—When a vessel is acquired with an existing time charter, we allocate the purchase price of the vessel and the time charter based on, among other things, vessel market valuations and the present value (using an interest rate which reflects the risks associated with the acquired charters) of the difference between (i) the contractual amounts to be paid pursuant to the charter terms and (ii) management's estimate of the fair market charter rate, measured over a period equal to the remaining term of the charter. The capitalized above-market (assets) and below-market (liabilities) charters are amortized as a reduction or increase, respectively, to voyage revenues over the remaining term of the charter.

During the year ended December 31, 2010, we did not acquire vessels with existing time charters for which there was a significant difference between the present value of the difference between the contractual amounts to be paid and our estimate of the fair market charter rate.

Performance Claims—Revenue is based on contracted charterparties, including spot-market related time charters which rates fluctuate based on changes in the spot market. However, there is always the possibility of dispute over terms and payment of hires and freights. In particular, disagreements may arise as to the responsibility of lost time and revenue due to us as a result. Additionally, there are certain performance parameters included in contracted charterparties which if not met, can result in customer claims. Accordingly, we periodically assess the recoverability of amounts outstanding and estimate a provision if there is a possibility of non-recoverability. At each balance sheet date, we provide a provision based on a review of all outstanding charter receivables and we also will accrue for any estimated customer claims primarily a result of time charter performance issues that have not yet been deducted by the charterer. We provide for reserves which offset the due from charterers balance if a disputed amount or performance claim has been deducted by the charterer. If a disputed amount or potential performance claim has not been deducted by the charterer, we record the estimated customer claims as deferred revenue. Providing for these reserves will be offset by a decrease in revenue. Although we believe its provisions to be reasonable at the time they are made, it is possible that an amount under dispute is not ultimately recovered and the estimated provision for doubtful accounts is inadequate.

Vessels and Depreciation

We record the value of our vessels at their cost (which includes acquisition costs directly attributable to the vessel and expenditures made to prepare the vessel for its initial voyage) less accumulated depreciation. We depreciate our drybulk vessels on a straight-line basis over their estimated useful lives, estimated to be 25 years from the date of initial delivery from the shipyard. Depreciation is based on cost less the estimated residual scrap value. We estimate the residual values of our vessels to be $175 per lightweight ton. An increase in the useful life of a drybulk vessel or in its residual value would have the effect of decreasing the annual depreciation charge and extending it into later periods. A decrease in the useful life of a drybulk vessel or in its residual value would have the effect of increasing the annual depreciation charge. However, when regulations place limitations over the ability of a vessel to trade on a worldwide basis, we will adjust the vessel's useful life to end at the date such regulations preclude such vessel's further commercial use.

The carrying value each of our vessels does not represent the fair market value of such vessel or the amount we could obtain if we were to sell any of our vessels, which could be more or less. Under U.S. GAAP, we would not record a loss if the fair market value of a vessel (excluding its charter) is below our carrying value unless and until we determine to sell that vessel or the vessel is impaired as discussed below under "Impairment of long-lived assets." We have never sold any of our vessels.

Pursuant to our 2010 Credit Facility, we regularly submit to the lenders valuations of our vessels on an individual charter free basis in order to evidence our compliance with the collateral maintenance covenant under our 2010 Credit Facility. Such a valuation is not necessarily the same as the amount any vessel may bring upon sale, which may be more or less, and should not be relied upon as such. We were in compliance with the collateral maintenance covenant under our 2010 Credit Facility at December 31, 2010. In the chart below, we list each of our vessels, the year it was built, the year we acquired it, and its carrying value at December 31, 2010. For all of our vessels, the vessel valuations for covenant compliance purposes under our 2010 Credit Facility as of December 31, 2010 were lower than their carrying values at December 31, 2010. The amount by which the carrying value at December 31, 2010 of our vessels exceeded the valuation of such vessels for covenant compliance purposes ranged, on an individual vessel basis, from $1.0 million to $10.7 million per vessel.

Vessels	Year Built	Year Acquired	Carrying Value *(U.S. dollars in thousands)*
Baltic Leopard	2009	2009	$ 34,732
Baltic Panther	2009	2010	34,814
Baltic Cougar	2009	2010	34,967
Baltic Jaguar	2009	2010	34,829
Baltic Bear	2010	2010	72,562
Baltic Wolf	2010	2010	71,793
Baltic Wind	2009	2010	33,317
Baltic Cove	2010	2010	33,587
Baltic Breeze	2010	2010	33,986
TOTAL			$384,590

Impairment of Long-Lived Assets

We follow the Accounting Standards Codification ("ASC") subtopic 360-10, Property, Plant and Equipment ("ASC 360-10") which requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than their carrying amounts. If indicators of impairment are present, we perform an analysis of the anticipated undiscounted future net cash flows to be derived from the related long-lived assets.

The current economic and market conditions, including the significant disruptions in the global credit markets, are having broad effects on participants in a wide variety of industries. Since mid-August 2008, the charter rates in the dry bulk charter market have declined significantly, and drybulk vessel values have also declined both as a result of a slowdown in the availability of global credit and the significant deterioration in charter rates.

When indicators of impairment are present and our estimate of undiscounted future cash flows for any vessel is lower than the vessel's carrying value, the carrying value is written down, by recording a charge to operations, to the vessel's fair market value if the fair market value is lower than the vessel's carrying value.

The Company concluded at December 31, 2010 that the future income streams expected to be earned by such vessels over their remaining operating lives on an undiscounted basis would be sufficient to recover their carrying values and that, accordingly, our vessels were not impaired under U.S. GAAP. Our estimated future undiscounted cash flows exceeded each of our vessels' carrying values by a considerable margin (127%–390% of carrying value). Our vessels remain fully utilized and have a relatively long average remaining useful life of approximately 24 years in which to recover sufficient cash flows on an undiscounted basis to recover their carrying values as of December 31, 2010. Management will continue to monitor developments in charter rates in the markets in which it participates with respect to the expectation of future rates over an extended period of time that are utilized in the analyses.

In developing estimates of future undiscounted cash flows, we make assumptions and estimates about the vessels' future performance, with the significant assumptions being related to charter rates, fleet utilization, vessels' operating expenses, vessels' capital expenditures and drydocking requirements, vessels' residual value and the estimated remaining useful life of each vessel. The assumptions used to develop estimates of future undiscounted cash flows are based on historical trends.

The projected net operating cash flows are determined by considering the future charter revenues from existing time charters for the fixed fleet days and an estimated daily time charter equivalent for the unfixed days over the estimated remaining life of the vessel, assumed to be 25 years from the delivery of the vessel from the shipyard, reduced by brokerage commissions, expected outflows for vessels' maintenance and vessel operating expenses (including planned drydocking and special survey expenditures) and capital expenditures adjusted annually for inflation, assuming fleet utilization of 98%. The salvage value used in the impairment test is estimated to be $175 per lightweight ton, consistent with our vessels' depreciation policy discussed above.

Although we believe that the assumptions used to evaluate potential impairment are reasonable and appropriate, such assumptions are highly subjective. There can be no assurance as to how long charter rates and vessel values will remain at their currently low levels or whether they will improve by any significant degree. Charter rates may remain at depressed levels for some time, which could adversely affect our revenue and profitability, and future assessments of vessel impairment.

Fair Value of Financial Instruments—The estimated fair values of our financial instruments such as amounts due to/due from charterers, accounts payable and long-term debt approximate their individual carrying amounts as of December 31, 2010 due to their short-term maturity or the variable-rate nature of the respective borrowings under the 2010 Credit Facility. See Note 8—Fair Value of Financial Instruments in our consolidated financial statements for additional disclosure on the fair values of long-term debt.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

The international shipping industry is a capital intensive industry, requiring significant amounts of investment. Effective April 16, 2010, we entered into the 2010 Credit Facility that provides us with bridge financing for completed and potential vessel acquisitions. Our interest expense under any such credit facility will be affected by changes in LIBOR rates as outstanding debt on the amended 2010 Credit Facility is based on LIBOR plus an applicable margin of 3.00% per annum. Prior to the effective date of the amendment to the 2010 Credit Facility of November 30, 2010, the applicable margin was 3.25%. Increasing interest rates could adversely impact our future earnings. A 1% increase in LIBOR would result in an increase of $376,624 in interest expense for the year ended December 31, 2010.

Currency and Exchange Rates Risk

The international shipping industry's functional currency is the U.S. Dollar. We expect that virtually all of our revenues and most of our operating costs will be in U.S. Dollars. We expect to incur certain operating expenses in currencies other than the U.S. dollar, and we expect the foreign exchange risk associated with these operating expenses to be immaterial.

CONSOLIDATED BALANCE SHEETS

As of December 31, 2010 and December 31, 2009

	December 31,	
	2010	2009
Assets		
Current assets:		
Cash and cash equivalents	$ 5,796,862	$ 1
Due from charterers, net	666,007	—
Prepaid expenses and other current assets	2,392,838	—
Total current assets	8,855,707	1
Noncurrent assets:		
Vessels, net of accumulated depreciation of $7,352,729 and $0, respectively	384,590,337	—
Fixed assets, net of accumulated depreciation of $6,060 and $0, respectively	37,384	—
Deferred registration costs	—	834,109
Deferred financing costs, net of accumulated amortization of $269,976 and $0, respectively	2,670,290	—
Total noncurrent assets	387,298,011	834,109
Total assets	$396,153,718	$834,110
Liabilities and Shareholders' Equity (Deficit)		
Current liabilities:		
Accounts payable and accrued expenses	$ 3,345,266	$ —
Deferred revenue	385,288	—
Due to Parent	1,738,004	849,929
Total current liabilities	5,468,558	849,929
Noncurrent liabilities:		
Long-term debt	101,250,000	—
Total noncurrent liabilities	101,250,000	—
Total liabilities	106,718,558	849,929
Commitments and contingencies	—	—
Shareholders' equity (deficit):		
Capital stock, par value $0.01; 0 and 100 shares authorized and 0 and 100 shares issued and outstanding at December 31, 2010 and December 31, 2009, respectively	—	1
Common stock, par value $0.01; 500,000,000 and 0 shares authorized and 16,883,500 and 0 shares issued and outstanding at December 31, 2010 and December 31, 2009, respectively	168,835	—
Class B stock, par value $0.01; 100,000,000 and 0 shares authorized and 5,699,088 and 0 shares issued and outstanding at December 31, 2010 and December 31, 2009, respectively	56,991	—
Additional paid-in capital	288,095,548	—
Retained earnings (deficit)	1,113,786	(15,820)
Total shareholders' equity (deficit)	289,435,160	(15,819)
Total liabilities and shareholders' equity (deficit)	$396,153,718	$834,110

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

For the Year Ended December 31, 2010 and the Period from October 6, 2009 (Date of Inception) through December 31, 2009

	For the Year Ended December 31,	*October 6, 2009 through December 31,*
	2010	2009
Revenues	$32,558,648	$ —
Operating expenses:		
Voyage expenses	589,126	—
Vessel operating expenses	8,198,378	—
General, administrative and management fees	6,272,635	15,820
Depreciation	7,358,789	—
Other operating income	(206,000)	—
Total operating expenses	22,212,928	15,820
Operating income (loss)	10,345,720	(15,820)
Other (expense) income:		
Other expense	(27,253)	—
Interest income	236,451	—
Interest expense	(2,154,743)	—
Other expense, net	(1,945,545)	—
Income (loss) before income taxes	8,400,175	(15,820)
Income tax expense	(77,740)	—
Net income (loss)	$ 8,322,435	$(15,820)
Net income per share of common and Class B stock:		
Net income per share—basic	$ 0.46	$ —
Net income per share—diluted	$ 0.46	$ —
Net loss per share of Capital Stock—basic and diluted	$ —	$(158.20)
Dividends declared and paid per share	$ 0.32	$ —

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (DEFICIT)

For the Year Ended December 31, 2010 and the Period from October 6, 2009 (Date of Inception) through December 31, 2009

	Capital Stock Par Value	Common Stock Par Value	Class B Stock Par Value	Additional Paid-in Capital	Retained Earnings (Deficit)	Total
Balance—October 6, 2009	$—	$ —	$ —	$ —	$ —	$ —
Net loss					(15,820)	(15,820)
Issuance of 100 shares of capital stock	1					1
Balance—December 31, 2009	$ 1	$ —	$ —	$ —	$ (15,820)	$ (15,819)
Net income					8,322,435	8,322,435
Capital contribution from Parent and exchange of 100 shares of capital stock for 5,699,088 shares of Class B stock	(1)		56,991	74,943,010		75,000,000
Cash dividends paid ($0.32 per share)					(7,192,829)	(7,192,829)
Issuance of 16,300,000 shares of common stock		163,000		210,266,825		210,429,825
Issuance of 583,500 shares of nonvested common stock		5,835		(5,835)		—
Nonvested stock amortization				2,891,548		2,891,548
Balance—December 31, 2010	$—	$168,835	$56,991	$288,095,548	$ 1,113,786	$289,435,160

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Year Ended December 31, 2010 and the Period from October 6, 2009 (Date of Inception) through December 31, 2009

	For the Year Ended December 31,	*October 6, 2009 through December 31,*
	2010	2009
Cash flows from operating activities:		
Net income (loss)	$ 8,322,435	$(15,820)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:		
Depreciation	7,358,789	—
Amortization of deferred financing costs	269,976	—
Amortization of nonvested stock compensation expense	2,891,548	—
Change in assets and liabilities:		
Increase in due from charterers	(666,007)	—
Increase in prepaid expenses and other current assets	(2,392,838)	—
Increase in accounts payable and accrued expenses	2,186,39	—
Increase in due to Parent	643,751	15,820
Increase in deferred revenue	385,288	—
Net cash provided by operating activities	18,999,340	—
Cash flows from investing activities:		
Purchase of vessels, including deposits	(389,758,152)	—
Purchase of other fixed assets	(43,444)	—
Net cash used in investing activities	(389,801,596)	—
Cash flows from financing activities:		
Proceeds from the 2010 Credit Facility	101,250,000	—
Capital contribution from Parent	75,000,000	—
Cash dividends paid	(7,191,929)	—
Proceeds from issuance of capital stock	—	1
Proceeds from issuance of common stock	214,508,000	—
Payments of common stock issuance costs	(4,078,175)	—
Payment of deferred financing costs	(2,888,779)	—
Net cash provided by financing activities	376,599,117	1
Net increase in cash and cash equivalents	5,796,861	1
Cash and cash equivalents at beginning of period	1	—
Cash and cash equivalents at end of year	$ 5,796,862	$ 1

See accompanying notes to consolidated financial statements.

1—General Information

The accompanying consolidated financial statements include the accounts of Baltic Trading Limited ("Baltic Trading") and its wholly owned subsidiaries (collectively, the "Company"). The Company was formed to own and employ drybulk vessels in the spot market. The spot market represents immediate chartering of a vessel, usually for single voyages, or employing vessels on spot market-related time charters. Baltic Trading was formed on October 6, 2009 (the "inception date"), under the laws of the Republic of the Marshall Islands.

At December 31, 2010, the Company was the sole owner of all of the outstanding shares of the following ship-owning subsidiaries as set forth below:

Wholly Owned Subsidiaries	Vessels	Dwt	Date Delivered	Year Built
Baltic Leopard Limited	Baltic Leopard	53,447	April 8, 2010	2009
Baltic Panther Limited	Baltic Panther	53,351	April 29, 2010	2009
Baltic Cougar Limited	Baltic Cougar	53,432	May 28, 2010	2009
Baltic Jaguar Limited	Baltic Jaguar	53,474	May 14, 2010	2009
Baltic Bear Limited	Baltic Bear	177,717	May 14, 2010	2010
Baltic Wolf Limited	Baltic Wolf	177,752	October 14, 2010	2010
Baltic Wind Limited	Baltic Wind	34,409	August 4, 2010	2009
Baltic Cove Limited	Baltic Cove	34,403	August 23, 2010	2010
Baltic Breeze Limited	Baltic Breeze	34,386	October 12, 2010	2010

On March 15, 2010, the Company completed its initial public offering ("IPO") of 16,300,000 common shares at $14.00 per share, which resulted in gross proceeds of $228,200,000. After underwriting commissions and other registration expenses, the Company received net proceeds of $210,429,825 to be used by the Company for completion of the acquisition of its initial fleet of vessels as well as for working capital purposes.

Prior to the IPO, the Company was a wholly owned subsidiary of Genco Investments LLC, which in turn is a wholly owned subsidiary of Genco Shipping & Trading Limited ("Genco" or "Parent"). After the completion of the IPO and issuance of restricted shares, Genco owned, directly or indirectly, 5,699,088 shares of the Company's Class B stock, representing a 25.35% ownership interest in the Company and 83.59% of the aggregate voting power of the Company's outstanding shares of voting stock. Genco made a capital contribution of $75,000,000 and surrendered 100 shares of capital stock in connection with Genco's subscription for 5,699,088 of the Company's Class B stock pursuant to the subscription agreement entered into between Genco and the Company. Additionally, pursuant to the subscription agreement, for so long as Genco directly or indirectly holds at least 10% of the aggregate number of outstanding shares of the Company's common stock and Class B stock, Genco will be entitled to receive at no cost an additional number of shares of Class B stock equal to 2% of the number of common shares issued in the future, other than shares issued under the Company's 2010 Equity Incentive Plan.

As of December 31, 2010, Genco's ownership of 5,699,088 shares of the Company's Class B stock represented 25.24% ownership interest in the Company and 83.51% of the aggregate voting power of the Company's outstanding shares of voting stock.

2—Summary of Significant Accounting Policies

Principles of Consolidation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"), which include the accounts of Baltic Trading and its wholly owned ship-owning subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation.

Business Geographics

The Company's vessels regularly move between countries in international waters, over hundreds of trade routes and, as a result, the disclosure of geographic information is impracticable.

Vessel Acquisitions

When the Company enters into an acquisition transaction, it determines whether the acquisition transaction was the purchase of an asset or a business based on the facts and circumstances of the transaction. As is customary in the shipping industry, the purchase of a vessel is normally treated as a purchase of an asset as the historical operating data for the vessel is not reviewed nor is material to the Company's decision to make such acquisition.

If a vessel is acquired with an existing time charter, the Company allocates the purchase price to the vessel and the time charter based on, among other things, vessel market valuations and the present value (using an interest rate which reflects the risks associated with the acquired charters) of the difference between (i) the contractual amounts to be paid pursuant to the charter terms and (ii) management's estimate of the fair market charter rate, measured over a period equal to the remaining term of the charter. The capitalized above-market (assets) and below-market (liabilities) charters are amortized as a reduction or increase, respectively, to revenues over the remaining term of the charter.

Segment Reporting

The Company reports financial information and evaluates its operations by charter revenues and not by the length of ship employment for its customers, i.e., spot market-related time charters. Each of the Company's vessels serve the same type of customer, have similar operations and maintenance requirements, operate in the same regulatory environment, and are subject to similar economic characteristics. Based on this, the Company has determined that it operates in one reportable segment, the transportation of various drybulk cargoes with its fleet of vessels.

Revenue and Voyage Expense Recognition

Since the Company's inception, revenues have been generated primarily from spot market-related time charters. A spot market-related time charter involves placing a vessel at the charterer's disposal for a set period of time during which the charterer may use the vessel in return for a payment based on a specified percentage of the Baltic Indices for the respective vessel class. In these spot market-related time charters, operating costs including crews, maintenance and insurance are typically paid by the owner of the vessel and specified voyage costs such as fuel and port charges are paid by the charterer. There are certain other non-specified voyage expenses such as commissions which are typically borne by the Company.

The Company records time charter revenues over the term of the charter as service is provided based on the rate determined based on the Baltic Indices for each respective billing period. As such, the revenue earned by the Company's vessels is subject to the fluctuations of the spot market. The Company recognizes voyage expenses when incurred.

Due from Charterers, Net

Due from charterers, net includes accounts receivable from charters, net of the provision for doubtful accounts. At each balance sheet date, the Company provides for the provision based on a review of all outstanding charter receivables. Included in the standard time charter contracts with the Company's customers are certain performance parameters which, if not met, can result in customer claims. As of December 31, 2010 and 2009, the Company had a reserve of $36,968 and $0, respectively, against the due from charterers balance and an additional accrual of $86,738 and $0, respectively, in deferred revenue, each of which is primarily associated with estimated customer claims against the Company including vessel performance issues under time charter agreements.

Revenue is based on contracted charterparties. However, there is always the possibility of dispute over terms and payment of hires and freights. In particular, disagreements may arise concerning the responsibility of lost time and revenue. Accordingly, the Company periodically assesses the recoverability of amounts outstanding and estimates a provision if there is a possibility of non-recoverability. The Company believes its provisions to be reasonable based on information available.

Due to/from Parent

Due to/from Parent consists of amounts due to/from Genco, which in turn represent the timing of payments for amounts due to/from the Company primarily consisting of fees payable to the Parent pursuant to the Management Agreement between the Company and Genco for commercial, technical, administrative and strategic services necessary to support the Company's business. At December 31, 2009, prior to the Company's IPO, this amount consisted of costs borne by Genco on behalf of the Company as part of the IPO which were reimbursed to Genco once the offering was completed.

Vessel Operating Expenses

Vessel operating expenses include crew wages and related costs, the cost of insurance, expenses relating to repairs and maintenance, the cost of spares and consumable stores, and other miscellaneous expenses. Vessel operating expenses are recognized when incurred.

Vessels, Net

Vessels, net is stated at cost less accumulated depreciation. Included in vessel costs are acquisition costs directly attributable to the acquisition of a vessel and expenditures made to prepare the vessel for its initial voyage. The Company also capitalizes interest costs for a vessel under construction as a cost which is directly attributable to the acquisition of a vessel. Vessels are depreciated on a straight-line basis over their estimated useful lives, determined to be 25 years from the date of initial delivery from the shipyard. Depreciation expense for vessels for the year ended December 31, 2010 and the period from inception to December 31, 2009 was $7,352,729 and $0, respectively.

Depreciation expense is calculated based on cost less the estimated residual scrap value. The costs of significant replacements, renewals and betterments are capitalized and depreciated over the shorter of the vessel's remaining estimated useful life or the estimated life of the renewal or betterment. Undepreciated cost of any asset component being replaced that was acquired after the initial vessel purchase is written off as a component of vessel operating expense. Expenditures for routine maintenance and repairs are expensed as incurred. Scrap value is estimated by the Company by taking the cost of steel times the weight of the ship noted in lightweight tons (lwt). At December 31, 2010, the Company estimated the residual value of vessels to be $175/lwt.

Fixed Assets, Net

Fixed assets, net are stated at cost less accumulated depreciation and amortization. Depreciation expense is based on a straight line basis over the estimated useful life of the specific asset placed in service. The following table is used in determining the typical estimated useful lives:

Description	Useful lives
Computer equipment	3 years

Depreciation expense for fixed assets for the year ended December 31, 2010 was $6,060.

Impairment of Long-Lived Assets

The Company follows the Accounting Standards Codification ("ASC") Subtopic 360-10, "Property, Plant and Equipment" ("ASC 360-10") which requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than their carrying amounts. If indicators of impairment are present, the Company performs an analysis of the anticipated undiscounted future net cash flows of the related long-lived assets. If the carrying value of the related asset exceeds the undiscounted cash flows, the carrying value is reduced to its fair value. Various factors including anticipated future charter rates, estimated scrap values, future drydocking costs and estimated vessel operating costs are included in this analysis.

For the year ended December 31, 2010, no impairment charges were recorded on the Company's long-lived assets.

Deferred Registration Costs

Deferred registration costs represent costs associated with preparing the Company for a public offering. Such costs consist primarily of professional fees and printing costs. These costs were offset against proceeds received from the IPO, which closed on March 15, 2010.

Deferred Financing Costs

Deferred financing costs consist of fees, commissions and legal expenses associated with obtaining loan facilities. These costs are being amortized over the life of the related loan facility and are included in interest expense.

Cash and Cash Equivalents

The Company considers highly liquid investments such as money market funds and certificates of deposit with an original maturity of three months or less to be cash equivalents.

Income Taxes

The Company is incorporated in the Marshall Islands. Pursuant to the income tax laws of the Marshall Islands, the Company is not subject to Marshall Islands income tax. During the year ended December 31, 2010, the Company had United States operations which resulted in United States source income of $2,541,424 during the year ended December 31, 2010. As such, the Company's estimated United States income tax liability is $37,738 as of December 31, 2010 and the Company's income tax provision is $77,740 for the year ended December 31, 2010.

Deferred Revenue

Deferred revenue primarily relates to cash received from charterers prior to it being earned. These amounts are recognized as income when earned. Additionally, deferred revenue includes estimated customer claims mainly due to time charter performance issues. As of December 31, 2010 and 2009, the Company had a reserve of $86,738 and $0, respectively, related to these estimated customer claims.

Nonvested Stock Awards

The Company follows ASC Subtopic 718-10, "Compensation—Stock Compensation" ("ASC 718-10") for nonvested stock issued under its equity incentive plan. Stock-based compensation costs from nonvested stock have been classified as a component of additional paid-in capital.

Other Operating Income

During the year ended December 31, 2010, the Company recorded other operating income of $206,000 related to a payment received from the seller of the Baltic Cougar as a result of the late delivery of the vessel.

Accounting Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates include vessel valuations, the valuation of amounts due from charterers, performance claims, residual value of vessels and the useful life of vessels. Actual results could differ from those estimates.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk are amounts due from charterers and cash and cash equivalents. With respect to amounts due from charterers, the Company attempts to limit its credit risk by performing ongoing credit evaluations and, when deemed necessary, requiring letters of credit, guarantees or collateral. During the year ended December 31, 2010, the Company earned 100% of its revenues from four customers. Management does not believe significant risk exists in connection with the Company's concentrations of credit at December 31, 2010.

For the year ended December 31, 2010, there were four customers that individually accounted for more than 10% of revenues, Oldendorff GMBH and Co. KG. Lubeck, Cargill International S.A., Clipper Bulk Shipping N.V., Curacao and AMN Bulkcarriers Inc., which represented 29.26%, 46.65%, 12.35% and 11.74% of revenues, respectively.

The Company maintains all of its cash and cash equivalents with one financial institution. The Company's cash and cash equivalent balance is not covered by insurance in the event of default by this financial institution.

Fair Value of Financial Instruments

The estimated fair values of the Company's financial instruments such as amounts due to/due from charterers, accounts payable and long-term debt approximate their individual carrying amounts as of December 31, 2010 due to their short-term maturity or the variable-rate nature of the respective borrowings under the 2010 Credit Facility. See Note 8—Fair Value of Financial Instruments for additional disclosure on the fair value of long-term debt.

3—Cash Flow Information

For the year ended December 31, 2010, the Company had non-cash investing activities not included in the Consolidated Statement of Cash Flows for items included in accounts payable and accrued expenses of $1,106,481 for the purchase of vessels. For the year ended December 31, 2010, the Company also had non-cash investing activities not included in the Consolidated Statement of Cash Flows for items included in due to Parent of $1,078,433 for the purchase of vessels. Additionally, for the year ended December 31, 2010, the Company had non-cash financing activities not included in the Consolidated Statement of Cash Flows for items included in accounts payable and accrued expenses consisting of $51,487 associated with deferred financing fees and $900 associated with dividend payments due to Peter C. Georgiopoulos, Chairman of the Board.

For the period from inception to December 31, 2009, the Company had non-cash financing activities not included in the Consolidated Statement of Cash Flows for items included in due to Parent of $834,109 associated with deferred registration costs paid for by the Parent.

During the year ended December 31, 2010 and the period from inception to December 31, 2009, cash paid for interest, net of amount capitalized, was $1,587,435 and $0, respectively.

During the year ended December 31, 2010 and the period from inception to December 31, 2009, cash paid for estimated income taxes was $40,000 and $0 respectively.

On March 10, 2010, 358,000 and 108,000 shares of restricted stock were granted to Peter Georgiopoulos, Chairman of the Board, and John Wobensmith, President and Chief Financial Officer, respectively, which were approved by the Board of Directors on such date. The fair value of such restricted stock was $6,524,000 based on the IPO price of $14.00 per share. Both of these grants of restricted stock will vest ratably in four annual installments commencing on the first anniversary of the closing of the Company's IPO, March 15, 2010. Additionally, on March 15, 2010, the Company made grants of restricted stock in the amount of 12,500 shares to directors of the Company. The fair value of such restricted stock was $175,000 based on the IPO price of $14.00 per share. These grants will vest the earlier of the first anniversary of the grant date or the date of the next annual shareholders' meeting, which is expected to be held in May 2011. Lastly, on December 24, 2010, 80,000 and 25,000 shares of restricted stock were granted to Peter Georgiopoulos and John Wobensmith, respectively, which were approved by the Board of Directors on such date. The fair value of such restricted stock was $1,118,250. Both of these grants of restricted stock will vest ratably on each of the four anniversaries of November 15, 2011. All of the aforementioned grants of restricted stock were made under the Baltic Trading Limited 2010 Equity Incentive Plan.

4—Vessel Acquisitions

On June 3, 2010, the Company entered into an agreement to purchase three Handysize drybulk vessels, including one newbuilding, from companies within the Metrostar Management Corporation group of companies for an aggregate purchase price of approximately $99,750,000. Total vessel deposits of $9,975,000 were made during the second quarter of 2010. Two of the vessels were delivered during August 2010. The Baltic Wind, a 2009 built Handysize vessel, was delivered on August 4, 2010 and the Baltic Cove, a 2010 built Handysize vessel, was delivered on August 23, 2010. The remaining vessel, the Baltic Breeze, a newbuilding, was delivered on October 12, 2010. All three vessels are secured on spot market-related time charters with Cargill International S.A. at a rate based on 115% of the average of the daily rates of the Baltic Handysize Index ("BHSI"). The Company financed the purchase price of the aforementioned acquisitions utilizing the 2010 Credit Facility for bridge financing.

On February 19, 2010, the Company entered into agreements with subsidiaries of an unaffiliated third-party seller to purchase four 2009-built Supramax drybulk vessels for an aggregate price of $140,000,000. Total vessel deposits of $14,000,000 were made during the first quarter of 2010 and the remaining payment of $126,000,000 was made upon delivery of the vessels during the second quarter of 2010. These four vessels, the Baltic Leopard, Baltic Panther, Baltic Cougar, and Baltic Jaguar, were delivered during the second quarter of 2010. Refer to Note 1—General Information for the dates on which these vessels were delivered.

On February 22, 2010, the Company also entered into agreements with subsidiaries of another unaffiliated third-party seller to purchase two Capesize drybulk vessels for an aggregate price of $144,200,000. The Baltic Bear was delivered on May 14, 2010 and the Baltic Wolf was delivered on October 14, 2010. Total vessel deposits of $21,540,000 were made during the first quarter of 2010 and the remaining payments for the Baltic Bear of $65,700,000 and the Baltic Wolf of $56,960,000 were made upon delivery of the vessels during the second and fourth quarter of 2010, respectively. Refer to Note 1—General Information for the dates on which these vessels were delivered.

Capitalized interest expense associated with newbuilding contracts for the year ended December 31, 2010 was $41,117.

5—Earnings Per Common Share

The computation of net income per share of common stock and Class B shares is in accordance with ASC 260—"Earnings Per Share," using the two-class method. Under these provisions, basic net income per share is computed using the weighted average number of common shares and Class B shares outstanding during the year, except that it does not include nonvested stock awards subject to repurchase or cancellation. Diluted net income per share is computed using the weighted average number of common shares and, if dilutive, potential common shares outstanding during the period. Potential common shares consist of nonvested stock awards (see Note 14—Nonvested Stock Awards) for the common shares, for which the assumed proceeds upon vesting are deemed to be the amount of compensation cost attributable to future services and not yet recognized using the treasury stock method, to the extent dilutive. Of the 583,500 nonvested shares outstanding at December 31, 2010 (see Note 14—Nonvested Stock Awards), 105,000 are anti-dilutive. The computation of the diluted net income per share of common stock assumes the conversion of Class B shares, while the diluted net income per share of Class B stock does not assume the conversion of those shares.

Under the Company's Amended and Restated Articles of Incorporation, the rights, including dividend rights, of the holders of the Company's common and Class B shares are identical, except with respect to voting. Further, the Company's Amended and Restated Articles of Incorporation and Marshall Islands law embody safeguards against modifying the identical rights of the Company's common stock and Class B stock to dividends. Specifically, Marshall Islands law provides that amendments to the Company's Amended and Restated Articles of Incorporation which would have the effect of adversely altering the powers, preferences, or special rights of a given class of stock (in this case the right of the Company's common stock to receive an equal dividend to any declared on the Company's Class B stock) must be approved by the class of stock adversely affected by the proposed amendment. As a result, and in accordance with ASC 260—"Earnings Per Share," the undistributed earnings are allocated based on the contractual participation rights of the common and Class B shares as if the earnings for the year had been distributed. As the liquidation and dividend rights are identical, the undistributed earnings are allocated on a proportionate basis. Further, as the conversion of Class B shares is assumed in the computation of the diluted net income per share of common stock, the undistributed earnings are equal to net income for that computation.

The Company was formed with 100 shares of capital stock during October of 2009, and on March 3, 2010, Genco made an additional capital contribution of $75,000,000 and surrendered the 100 shares of capital stock for 5,699,088 shares of Class B stock. The net loss attributable to the period from January 1, 2010 to March 2, 2010 was insignificant and therefore the Company has not allocated any of the net loss during that period to the capital stock. The following table sets forth the computation of basic and diluted net income per share of capital stock, common stock and Class B stock:

	Year Ended December 31, 2010		
	Capital Stock	Common	Class B
Basic net income per share:			
Numerator:			
Allocation of income	$—	$ 6,129,001	$2,193,434
Denominator:			
Weighted average shares outstanding	17	13,263,288	4,746,638
Basic net income per share	$—	$ 0.46	$ 0.46
Diluted net income per share:			
Numerator:			
Allocation of income	$—	$ 6,129,001	$2,193,434
Reallocation of undistributed earnings as a result of conversion of Class B to common shares	—	369,726	—
Reallocation of dividends paid as a result of conversion of Class B to common shares	—	1,823,708	—
Reallocation of undistributed earnings to Class B shares	—	—	(3,750)
Allocation of earnings	$—	$ 8,322,435	$2,189,684
Denominator:			
Weighted average shares outstanding used in basic computation	17	13,263,288	4,746,638
Add:			
Conversion of Class B to common shares	—	4,746,638	—
Dilutive effect of nonvested stock awards	—	30,843	—
Weighted average shares outstanding, diluted	17	18,040,769	4,746,638
Diluted net income per share	$—	$ 0.46	$ 0.46

6—Related Party Transactions

The following are related party transactions not disclosed elsewhere in these consolidated financial statements, except for Due to Parent which represents amounts due to Genco. During the period from inception to December 31, 2009, there were no related party transactions with the exception of amounts Due to Parent as disclosed in the Consolidated Balance Sheets.

During the year ended December 31, 2010, the Company incurred legal services aggregating $156,090 from Constantine Georgiopoulos, the father of Peter C. Georgiopoulos, Chairman of the Board. At December 31, 2010 and 2009, $0 was outstanding to Constantine Georgiopoulos.

During 2010, the Company entered into an agreement with Aegean Marine Petroleum Network, Inc. ("Aegean") to purchase lubricating oils for certain vessels in the Company's fleet. Peter C. Georgiopoulos, Chairman of the Board, is Chairman of the Board of Aegean. During the year ended December 31, 2010, Aegean supplied lubricating oils to the Company's vessels aggregating $646,116. At December 31, 2010 and 2009, $137,993 and $0 remained outstanding to Aegean, respectively.

The Company receives internal audit services from employees of Genco, the parent company that manages the Company. For the year ended December 31, 2010, the Company incurred internal audit service fees of $34,684, which are reimbursable to Genco. At December 31, 2010 and 2009, the amount due to Genco from the Company was $14,763 and $0, respectively, for such services.

Genco, the Company's parent, provides the Company with commercial, technical, administrative and strategic services necessary to support the Company's business pursuant to the Company's Management Agreement with Genco. Refer to Note 16—Commitments and Contingencies for a description of the terms of the Management Agreement. For the year ended December 31, 2010, the Company incurred costs of $5,490,783 pursuant to the Management Agreement with Genco. Of the total costs incurred, $3,839,500 was related to the 1% purchase fee and was capitalized as part of the vessel assets. At December 31, 2010 and 2009, the amount due to Genco from the Company was $1,654,669 and $0, respectively, for such services. Additionally, during the year ended December 31, 2010, Genco incurred costs of $337,235 on the Company's behalf to be reimbursed to Genco pursuant to the Management Agreement. At December 31, 2010 and 2009, the amount due to Genco from the Company was $68,572 and $849,929, respectively, for such costs.

7—Debt

On April 16, 2010, the Company entered into a $100,000,000 senior secured revolving credit facility (the "2010 Credit Facility") with Nordea Bank Finland Plc, acting through its New York branch. An amendment to the $100,000,000 senior secured was entered into by the Company effective November 30, 2010. This amendment increased the commitment amount of the 2010 Credit Facility from $100,000,000 to $150,000,000 and amounts borrowed will bear interest at LIBOR plus a margin of 3.00% as compared to 3.25% under the original facility. The term of the 2010 Credit Facility was extended to six years from the previous 3.5 years and will now mature on November 30, 2016 as compared to April 16, 2014 previously. A commitment fee of 1.25% per annum is payable on the unused daily portion of the 2010 Credit Facility, which began accruing on March 18, 2010 under the terms of the commitment letter entered into on February 25, 2010. In connection with the commitment letter entered on February 25, 2010, the Company paid an upfront fee of $312,500. Additionally, upon executing the original 2010 Credit Facility, the Company paid the remaining upfront fee of $937,500, for total fees of $1,250,000. In connection with the amendment to the 2010 Credit Facility effective November 30, 2010, the Company paid an upfront fee of $1,350,000. Of the total facility amount of $150,000,000, $25,000,000 is available for working capital purposes. As of December 31, 2010, total available working capital borrowings were $23,500,000 as $1,500,000 was drawn down during the year ended December 31, 2010 for working capital purposes. As of December 31, 2010, $48,750,000 remained available under the 2010 Credit Facility as total drawdowns of $101,250,000 were made to fund the purchase of the Baltic Wind, Baltic Cove and Baltic Breeze. Refer to Note 4—Vessel Acquisitions for further information regarding these vessel deposits and acquisitions.

The Company intends to use the 2010 Baltic Trading Credit Facility primarily for bridge financing for future vessel acquisitions. Pursuant to the amended 2010 Credit Facility, the total commitment of $150,000,000 will be reduced in 11 consecutive semi-annual reductions of $5,000,000 commencing on the six month anniversary of the effective date, or May 31, 2011. On the maturity date, November 30, 2016, the total commitment will reduce to zero and all borrowings must be repaid in full.

Borrowings under the 2010 Credit Facility are secured by liens on the Company's initial vessels and other related assets. Borrowings under the facility are subject to the delivery of security documents with respect to the Company's initial vessels.

All amounts owing under the 2010 Credit Facility are also secured by the following:

- cross-collateralized first priority mortgages of each of the Company's initial vessels;
- an assignment of any and all earnings of the Company's initial vessels; and
- an assignment of all insurance on the mortgaged vessels.

The 2010 Credit Facility requires the Company to comply with a number of covenants, including financial covenants related to liquidity, consolidated net worth, and collateral maintenance; delivery of quarterly and annual financial statements and annual projections; maintaining adequate insurances; compliance with laws (including environmental); compliance with ERISA; maintenance of flag and class of the Company's initial vessels; restrictions on consolidations, mergers or sales of assets; restrictions on changes in the Manager of the Company's initial vessels (or acceptable replacement vessels); limitations on changes to the Management Agreement between the Company and Genco; limitations on liens; limitations on additional indebtedness; restrictions on paying dividends; restrictions on transactions with affiliates; and other customary covenants.

The amended 2010 Credit Facility includes the following financial covenants which apply to the Company and its subsidiaries on a consolidated basis and are measured at the end of each fiscal quarter:

- Cash and cash equivalents plus the undrawn amount available for working capital under the facility must not be less than $5,000,000 during the first year following the amendment, or until November 30, 2011. Beginning December 1, 2010, cash and cash equivalents plus the undrawn amount available for working capital under the facility must not be less than $750,000 per vessel for all vessels in the Company's fleet.
- Consolidated net worth must not be less than (i) $232,796,091 plus (ii) 50% of the value of any subsequent primary equity offerings of the Company.
- The aggregate fair market value of the mortgaged vessels must at all times be at least 140% of the aggregate outstanding principal amount under the 2010 Credit Facility.

The Company believes it is in compliance with all of the financial covenants under its 2010 Credit Facility as of December 31, 2010.

The following table sets forth the repayment of the outstanding debt of $101,250,000 at December 31, 2010 under the 2010 Credit Facility:

Year Ending December 31,	Total
2011	$ —
2012	—
2013	—
2014	—
2015	1,250,000
Thereafter	100,000,000
Total debt	$101,250,000

Interest Rates

The following table sets forth the effective interest rate associated with the interest expense for the 2010 Credit Facility, excluding the cost associated with unused commitment fees. Additionally, it includes the range of interest rates on the debt, excluding the impact of unused commitment fees:

	Year Ended December 31, 2010	Period from inception to December 31, 2009
Effective interest rate (excluding impact of unused commitment fees)	3.48%	—
Range of interest rates (excluding impact of unused commitment fees)	3.27% to 3.60%	—

8—Fair Value of Financial Instruments

The estimated fair values of the Company's financial instruments, which are equal to such instrument's carrying values at December 31, 2010 and 2009, are as follows:

	December 31, 2010	December 31, 2009
Cash and cash equivalents	$ 5,796,862	$ 1
Floating rate debt	101,250,000	—

The fair value of floating rate debt under the 2010 Credit Facility is estimated based on current rates obtained in its most recent amendment dated November 30, 2010. Additionally, the Company considers its creditworthiness in determining the fair value of the floating rate debt under the 2010 Credit Facility. The carrying value approximates the fair market value for this floating rate loan.

9—Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets consist of the following:

	December 31, 2010	December 31, 2009
Lubricant inventory and other stores	$ 1,317,904	$—
Prepaid items	696,532	—
Insurance receivable	325,240	
Other	53,162	—
Total	$ 2,392,838	$—

10—Deferred Financing Costs

Deferred financing costs include fees, commissions and legal expenses associated with securing loan facilities. These costs are being amortized over the life of the related loan facility, and are included in interest expense. Upon the effective date of the amendment to the 2010 Credit Facility on November 30, 2010, the net unamortized deferred financing costs of $1,294,256 associated with securing the original 2010 Credit Facility began being amortized over the remaining life of the amended 2010 Credit Facility. Refer to Note 7—Debt for further information regarding the amendment to the 2010 Credit Facility. The additional fees associated with securing the amendment to the 2010 Credit Facility are being amortized over the life of the amended credit facility.

The Company has unamortized deferred financing costs of $2,670,290 and $0 at December 31, 2010 and 2009, respectively, associated with the 2010 Credit Facility. Accumulated amortization of deferred financing costs as of December 31, 2010 and December 31, 2009 was $269,976 and $0, respectively. The Company has incurred deferred financing costs of $2,940,266 in total for the existing 2010 Credit Facility as of December 31, 2010, which includes fees incurred in order to negotiate the amendment to the 2010 Credit Facility. Amortization expense of deferred financing costs for the year ended December 31, 2010 and the period from inception to December 31, 2009 was $269,976 and $0, respectively.

11—Accounts Payable and Accrued Expenses

Accounts payable and accrued expenses consist of the following:

	December 31, 2010	December 31, 2009
Accounts payable	$1,378,822	$—
Accrued vessel operating expenses	1,529,007	—
Accrued general and administrative expenses	437,437	—
Total	$3,345,266	$—

12—Fixed Assets

Fixed assets consist of the following:

	December 31, 2010	December 31, 2009
Fixed assets:		
Computer equipment	$ 43,444	$—
Total cost	43,444	—
Less: accumulated depreciation	6,060	—
Total	$ 37,384	$—

Depreciation expense for fixed assets for the year ended December 31, 2010 and the period from inception to December 31, 2009 was $6,060 and $0, respectively.

13—Revenue from Spot Market-Related Time Charters

Total revenue earned on spot market-related time charters and the short-term time charter for the Baltic Cougar for the year ended December 31, 2010 was $32,558,648. Future minimum time charter revenue cannot be estimated as the Company's vessels are currently on spot market-related time charters and future spot rates cannot be estimated. The spot market-related time charters that the Company's vessels are currently employed on have estimated expiration dates that range from March 2011 to July 2014.

14—Nonvested Stock Awards

On March 3, 2010, the Company's Board of Directors approved the Baltic Trading Limited 2010 Equity Incentive Plan (the "Plan"). Under the Plan, the Company's Board of Directors, the compensation committee, or another designated committee of the Board of Directors may grant a variety of stock-based incentive awards to officers, directors, and executive, managerial, administrative and professional employees of and consultants to the Company or Genco whom the compensation committee (or other committee or the Board of Directors) believes are key to the Company's success. Awards may consist of restricted stock, restricted stock units, stock options, stock appreciation rights and other stock or cash-based awards. The aggregate number of shares of common stock available for award under the Plan is 2,000,000 shares.

Grants of restricted stock to Peter C. Georgiopoulos, Chairman of the Board, and John Wobensmith, President and Chief Financial Officer, made in connection with the Company's IPO vest ratably on each of the first four anniversaries of March 15, 2010. Grants of restricted common stock to directors made following the Company's IPO (which exclude the foregoing grant to Mr. Georgiopoulos) vest the earlier of the first anniversary of the grant date or the date of the next annual shareholders' meeting, which is expected to be held in May 2011. Grants of restricted stock made to executives and the Chairman of the Board not in connection with the Company's IPO vest ratably on each of the first four anniversaries of the determined vesting date.

The following table presents a summary of the Company's restricted stock awards for the year ended December 31, 2010:

	Number of Shares	Weighted Average Grant Date Price
Outstanding at January 1, 2010	—	$ —
Granted	583,500	13.40
Vested	—	—
Forfeited	—	—
Outstanding at December 31, 2010	583,500	$13.40

No shares under the Plan vested during the year ended December 31, 2010.

For the year ended December 31, 2010, the Company recognized nonvested stock amortization expense for the Plan, which is included in general, administrative and management fees, in the amount of $2,891,548.

The Company is amortizing these grants over the applicable vesting periods, net of anticipated forfeitures. As of December 31, 2010, unrecognized compensation cost of $4,925,702 related to nonvested stock will be recognized over a weighted average period of 3.26 years.

15—Legal Proceedings

From time to time the Company may be subject to legal proceedings and claims in the ordinary course of its business, principally personal injury and property casualty claims. Such claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources. The Company is not aware of any legal proceedings or claims that it believes will have, individually or in the aggregate, a material adverse effect on the Company, its financial condition, results of operations or cash flows.

16—Commitments and Contingencies

Genco, the Company's parent, provides the Company with commercial, technical, administrative and strategic services necessary to support the Company's business pursuant to the Company's Management Agreement with Genco. The management fees agreed upon pursuant to the Management Agreement consist of the following: commercial service fee of 1.25% of gross charter revenues earned by each vessel; technical services fee of $750 per vessel per day (subject to annual increases based on changes in the Consumer Price Index); and sale and purchase fees equal to 1% of the gross purchase or sale price upon the consummation of any purchase or sale of a vessel by the Company. Subject to early termination in certain circumstances, the initial term of the Management Agreement will expire on June 30, 2025. If not terminated, the Management Agreement automatically renews for a five-year period and will thereafter be extended in additional five-year increments if the Company does not provide notice of termination in the fourth quarter of the year immediately preceding the end of the relevant term. If the Company terminates the agreement without cause or for Genco's change of control, or if Genco terminates the agreement for the Company's material breach or change of control, the Company must make a termination payment to Genco in a single lump sum within 30 days of the termination date. The termination payment is generally calculated as the five times the average annual management fees payable to Genco for the last five completed years of the term of the Management Agreement, or such lesser number of years as may have been completed at the time of termination. If the Management Agreement terminates during its initial year, the termination payment will be approximately $9.6 million, based on five times an amount of approximately $1.9 million. Refer to Note 6—Related Party Transactions for any costs incurred during the year ended December 31, 2010 pursuant to the Management Agreement.

17—Unaudited Quarterly Results of Operations

In the opinion of the Company's management, all adjustments, consisting of normal recurring accruals considered necessary for a fair presentation have been included on a quarterly basis.

	2010 Quarter Ended				Period from Inception to
	March 31	June 30	Sept. 30	Dec. 31	Dec. 31, 2009
Revenues	$ —	$6,990,763	$10,406,663	$15,161,222	$ —
Operating income (loss)	(483,905)	2,855,815	3,200,528	4,773,282	(15,820)
Net income (loss)	(510,242)	2,601,912	2,535,023	3,695,742	(15,820)
Net income (loss) per share of common and Class B Stock:					
Net income (loss) per share—Basic	$ (0.09)	$ 0.12	$ 0.12	$ 0.17	$ —
Net income (loss) per share—Diluted	$ (0.09)	$ 0.12	$ 0.12	$ 0.17	$ —
Net loss per share of Capital Stock—Basic and Diluted	$ —	$ —	$ —	$ —	$(158.20)
Dividends declared and paid per share	$ —	$ —	$ 0.16	$ 0.16	$ —

18—Subsequent Events

On February 17, 2011, the Company declared a dividend of $0.17 per share to be paid on or about March 14, 2011 to shareholders of record as of March 7, 2011. The aggregate amount of the dividend is expected to be approximately $3,839,000, which the Company anticipates will be funded from cash on hand at the time payment is to be made.

MANAGEMENT REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining effective internal control over financial reporting. Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Our internal control over financial reporting includes those policies and procedures that:

- pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets;
- provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and
- provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become ineffective because of changes in conditions, or that the degree or compliance with the policies or procedures may deteriorate.

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2010. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control—Integrated Framework*. Based on our assessment and those criteria, our management believes that we maintained effective internal control over financial reporting as of December 31, 2010.

An auditor attestation report is not included.

Changes in Internal Controls

There have been no changes in our internal controls or over financial reporting that occurred during our most recent fiscal quarter (the fourth fiscal quarter of 2010) that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Baltic Trading Limited
New York, New York

We have audited the accompanying consolidated balance sheets of Baltic Trading Limited and subsidiaries (the "Company") as of December 31, 2010 and 2009, and the related consolidated statements of operations, shareholders' equity (deficit), and cash flows for the year ended December 31, 2010 and for the period from October 6, 2009 (date of inception) through December 31, 2009. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Baltic Trading Limited and subsidiaries at December 31, 2010 and 2009, and the results of their operations and their cash flows for the year ended December 31, 2010 and for the period from October 6, 2009 (date of inception) through December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

/s/ DELOITTE & TOUCHE LLP

New York, New York
March 9, 2011

MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND PURCHASES OF EQUITY SECURITIES

Market Information, Holders and Dividends

Our common stock is traded on the New York Stock Exchange ("NYSE") under the symbol "BALT." Trading of our common stock on the NYSE commenced on March 10, 2010. The following table sets forth for the periods indicated the high and low prices for the common stock as reported by the NYSE:

Fiscal Year Ended December 31, 2010	High	Low
1st Quarter*	$14.27	$13.05
2nd Quarter	$14.50	$11.07
3rd Quarter	$12.00	$ 9.90
4th Quarter	$12.69	$10.14

March 10, 2010 through March 31, 2010.

As of March 1, 2011, there were approximately 7 holders of record of our common stock.

We have adopted a dividend policy to pay a variable quarterly dividend equal to our Cash Available for Distribution during the previous quarter, subject to any reserves our Board of Directors may from time to time determine are required. Dividends will be paid equally on a per-share basis between our common stock and our Class B stock. Cash Available for Distribution represents our net income less cash expenditures for capital items related to our fleet, such as drydocking or special surveys, other than vessel acquisitions and related expenses, plus non-cash compensation. For purposes of calculating Cash Available for Distribution, we may disregard non-cash adjustments to our net income, such as those that would result from acquiring a vessel subject to a charter that was above or below market rates. We intend to pay dividends on a quarterly basis.

The following table illustrates the calculation of Cash Available for Distribution (non-cash adjustments we may disregard are not included):

Net Income
Less Fleet Related Capital Maintenance Expenditures
Plus Non-Cash Compensation

Cash Available for Distribution

The following table summarizes the dividends declared based on the results of each fiscal quarter:

Fiscal Year Ending December 31, 2010	Dividend Per Share	Declaration Date
4th Quarter	$0.17	2/17/2011
3rd Quarter	$0.16	10/26/2010
2nd Quarter	$0.16	7/30/2010
1st Quarter	—	N/A

Equity Compensation Plan Information

The following table provides information as of December 31, 2010 regarding the number of shares of our common stock that may be issued under the 2010 Equity Incentive Plan, which is our sole equity compensation plan:

	Number of Securities to Be Issued Upon Exercise of Outstanding Options, Warrants and Rights (a)	Weighted Average Exercise Price of Outstanding Options, Warrants and Rights (b)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a)) (c)
Plan category			
Equity compensation plans approved by security holders	—	$—	1,416,500
Equity compensation plans not approved by security holders	—	—	—
Total	—	$—	1,416,500

PERFORMANCE GRAPH

Our common stock has traded on NYSE under the symbol "BALT" since our initial public offering on March 10, 2010. The following graph illustrates a comparison of the cumulative total shareholder return (change in stock price plus reinvested dividends) of Baltic Trading Limited's common stock with the Standard and Poor's 500 Index and a peer group consisting of Dryships, Inc., Diana Shipping Inc., Excel Maritime Carriers Ltd., Navios Maritime Holdings Inc. and Eagle Bulk Shipping Inc. The comparison assumes a $100 investment on March 10, 2010. The comparisons in the graph are required by the Securities and Exchange Commission and are not intended to forecast or be indicative of possible future performance of the Company's common stock. Data for the Standard and Poor's 500 Index and the peer group assume reinvestment of dividends.



$300
250
200
150
100
50
0
BALT
S&P 500
Peer Group
3/10/10
4/10/10
5/10/10
6/10/10
7/10/10
8/10/10
9/10/10
10/10/10
11/10/10
12/10/10
12/31/10

	3/10/10	4/10/10	5/10/10	6/10/10	7/10/10	8/10/10	9/10/10	10/10/10	11/10/10	12/10/10	12/31/10
BALT	100.00	99.93	90.00	85.93	75.50	81.14	80.64	81.14	90.21	81.07	76.43
S&P 500	100.00	104.40	101.48	95.32	94.70	98.60	97.82	102.89	107.80	109.93	111.55
Peer Group	100.00	104.10	92.36	76.79	73.91	85.91	78.00	85.08	91.14	95.26	85.77

EXECUTIVE TEAM

John C. Wobensmith
President, Chief Financial Officer,
Principal Accounting Officer,
Treasurer and Secretary

BOARD OF DIRECTORS

Peter C. Georgiopoulos
Chairman

Chairman
Genco Shipping & Trading Limited

Chairman
General Maritime Corporation

Chairman
Aegean Marine Petroleum Network Inc.

Basil G. Mavroleon[1][2]
Managing Director
Weber Seas S.A.

Harry A. Perrin[2][3]
Partner
Vinson & Elkins LLP

Edward Terino[1][3][4]
President
GET Advisory Services, LLC

George Wood[2][3][4]
Director
Wawa, Inc.

(1) Compensation Committee
(2) Nominating and Corporate Governance Committee
(3) Audit Committee
(4) Conflicts Committee

Corporate Offices
Baltic Trading Limited
299 Park Avenue, 20th Floor
New York, New York 10171
Tel: (646) 443-8550
www.baltictrading.com

Stock Listing
Baltic Trading Limited's common stock is traded on The New York Stock Exchange under the symbol BALT.

Transfer Agent
BNY Mellon Shareowner Services
480 Washington Boulevard
Jersey City, New Jersey 07310-1900
Tel: (800) 851.9677
TTD for Hearing Impaired: (800) 231-5469
Foreign Shareowners: (201) 680-6610
TDD Foreign Shareowners: (201) 680-6578

Legal Counsel
Kramer Levin Naftalis & Frankel LLP
1177 Avenue of the Americas
New York, New York 10036
Tel: (212) 715-9100

Seward & Kissel LLP
One Battery Park Plaza
New York, New York 10004
Tel: (212) 574-1200

Independent Auditors
Deloitte & Touche LLP
Two World Financial Center
New York, New York 10281
Tel: (212) 436-2000

Investor Relations Contact
John C. Wobensmith
Baltic Trading Limited
299 Park Avenue, 20th Floor
New York, New York 10171
Tel: (646) 443-8550

Notice of Annual Meeting
Baltic Trading Limited will conduct its Annual Meeting at the offices of Kramer Levin Naftalis & Frankel LLP, 1177 Avenue of the Americas, New York, New York 10036 on May 12, 2011.

Certifications
Baltic Trading Limited has included as exhibits to its Annual Report on Form 10-K for fiscal year 2010 filed with the Securities and Exchange Commission certifications of Baltic Trading's President and Chief Financial Officer certifying the quality of the company's public disclosure.

"Safe Harbor" Statement Under the Private Securities Litigation Reform Act of 1995

This report contains forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements use words such as "anticipate," "budget," "estimate," "expect," "project," "intend," "plan," "believe," and other words and terms of similar meaning in connection with a discussion of potential future events, circumstances or future operating or financial performance. These forward-looking statements are based on our management's current expectations and observations. Included among the factors that, in our view, could cause actual results to differ materially from the forward-looking statements contained in this report are the following: (i) changes in demand or rates in the drybulk shipping industry; (ii) changes in the supply of or demand for drybulk products, generally or in particular regions; (iii) changes in the supply of drybulk carriers, including newbuilding of vessels or lower than anticipated scrapping of older vessels; (iv) changes in rules and regulations applicable to the cargo industry, including, without limitation, legislation adopted by international organizations or by individual countries and actions taken by regulatory authorities; (v) increases in costs and expenses including but not limited to: crew wages, insurance, provisions, lube oil, bunkers, repairs, maintenance and general, administrative and management fee expenses; (vi) the adequacy of our insurance arrangements; (vii) changes in general domestic and international political conditions; (viii) acts of war, terrorism, or piracy; (ix) changes in the condition of our vessels or applicable maintenance or regulatory standards (which may affect, among other things, our anticipated drydocking or maintenance and repair costs) and unanticipated drydock expenditures; (x) the amount of off-hire time needed to complete repairs on vessels and the timing and amount of any reimbursement by our insurance carriers for insurance claims including off-hire days; (xi) the Company's acquisition or disposition of vessels; (xii) the ability to leverage Genco's relationships and reputation in the shipping industry; (xiii) the completion of definitive documentation with respect to charters; (xiv) charterers' compliance with the terms of their charters in the current market environment; (xv) other factors listed from time to time in our filings with the Securities and Exchange Commission, including, without limitation, the Company's Annual Report on Form 10-K for the year ended December 31, 2010 and its subsequent reports on Form 8-K. Our ability to pay dividends in any period will depend upon various factors, including the limitations under any credit agreements to which we may be a party, applicable provisions of Marshall Islands law and the final determination by the Board of Directors each quarter after its review of our financial performance. The timing and amount of dividends, if any, could also be affected by factors affecting cash flows, results of operations, required capital expenditures, or reserves. As a result, the amount of dividends actually paid may vary. The Company has no obligation to update any information contained in this annual report.

Annual Report Design by Curran & Connors, Inc. / www.curran-connors.com



BALTIC TRADING LIMITED

299 Park Avenue, 20th Floor, New York, NY 10171

baltictrading.com